EXHIBIT 99.1

Group interim results

for the six months ended
September 30, 2005

Telkom SA Limited

Registration no. 1991/005476/06
JSE and NYSE share code: TKG
ISIN: ZAE000044897

This information is also available on Telkom’s investor relations website http://www.telkom.co.za/ir Telkom SA Limited is listed on the JSE Limited and the New York Stock Exchange. Information may be accessed on Reuters under the symbols TKG.J and TKG.N and on Bloomberg under the symbol TKG.JH.

Contacts

Institutional investors	Media relations	Retail investors
Ian Timmerman	Lulu Letlape	Computershare
+27 12 311 5720	+27 12 311 4301	086 110 0948
telkomir@telkom.co.za	Letlapll@tekom.co.za

INDEX PAGE

1.	Highlights	2

2.	Financial highlights	2

3.	Operational highlights	4

4.	Operational overview	6

5.	Group performance	10

6.	Group balance sheet	11

7.	Group cash flow	12

8.	Group capital expenditure	12

9.	Segment performance	13

10.	Fixed-line segment	15

11.	Mobile segment	18

12.	Employees	21

13.	Condensed consolidated interim financial statements	22

14.	Supplementary information	50

Telkom Group interim results – September 2005

1.	HIGHLIGHTS

2.	FINANCIAL HIGHLIGHTS

Johannesburg, South Africa – November 14, 2005, Telkom SA Limited (JSE and NYSE: TKG), South Africa’s largest communications group today announced group interim results for the six months ended September 30, 2005. The Group delivered a strong performance across both business segments primarily as a result of continued growth in the mobile sector and cost reductions in the fixed-line business.

The company paid an annual dividend of 400 cents per share and a special dividend of 500 cents per share on July 8, 2005.

Group financial highlights for the six months ended September 30, 2005

»	Operating revenue up 9.9% to R23,456 million

»	37.3% growth in operating profit to R7,517 million

»	44.5% group EBITDA margin

»	11.5% decrease in net debt to R10,935 million, and net debt to equity of 44.1%

»	Headline earnings increased by 35.0% to 775.9 cents per share

»	Basic earnings increased by 46.3% to 792.7 cents per share

Statement by Papi Molotsane, Chief Executive Officer:

“The Telkom Group has once again delivered a strong set of financial results from both business segments.

Through focused strategies implemented previously and continued in the current period and the dedication shown by the Telkom Group employees, the Group has generated excellent cash flows resulting in an improved balance sheet. This was achieved despite capital expenditure being funded from operating cash flow, the payment of an annual and special dividend and the repurchase of Telkom shares.

Profit growth is a result of strong mobile and data revenue growth, cost reductions in the fixed-line business, continued growth in Vodacom’s South African customer base and reduced finance charges.

The second half of the financial year will be characterised by a profound focus on customer service excellence and the acceleration of broadband adoption. We are well positioned to drive further growth of the business and to make a meaningful contribution to the economy and all South Africans”.

Earnings momentum maintained

The Group has delivered a strong performance for the six months ended September 30, 2005. Group operating revenue increased by 9.9% to R23,456 million and operating profit increased 37.3% to R7,517 million. The group EBITDA margin increased to 44.5% compared to 40.6% at September 30, 2004 mainly due to fixed-line data revenue growth, lower fixed-line employee costs as a result of workforce reductions and expanded mobile margins.

Headline earnings per share grew 35.0% to 775.9 cents and basic earnings per share grew 46.3% to 792.7 cents. The strong growth in earnings was attributed to a 37.3% increase in operating profit and a 20.3% reduction in finance charges.

Cash generated from operations increased 14.9% to R8,625 million and facilitated capital expenditure of R3,084 million and the repurchase of Telkom shares to the value of R1,502 million. Our net debt to equity ratio of 44.1% at September 30, 2005 is below the announced targeted range of between 50% and 70%.

Telkom Group interim results – September 2005

Summary group financial results

	Year ended
	March 31	Six months ended September 30
In ZAR millions	2005	2004	2005	%
Revenue	43,117	21,338	23,456	9.9
Operating profit	11,222	5,474	7,517	37.3
EBITDA	17,510	8,668	10,438	20.4
Capital expenditure[2]	5,850	2,075	3,096	49.2
Operating free cash flow	10,034	3,927	2,645	(32.6)
Net debt	6,941	12,362	10,935	(11.5)
Basic EPS (ZAR cents)	1,241.8	541.8	792.7	46.3
Headline EPS (ZAR cents)	1,274.1	574.9	775.9	35.0
Operating profit margin (%)	26.0	25.7	32.0
EBITDA margin (%)	40.6	40.6	44.5
Net debt to equity (%)	25.9	53.5	44.1
After tax operating return on assets (%)	19.3	9.3[1]	12.6[1]
Capex to revenue (%)	13.6	9.7	13.2
1 Not annualised 2 Including intangibles

Telkom Group interim results – September 2005

3.	OPERATIONAL HIGHLIGHTS

Strong operational performance across the group

Telkom Group interim results – September 2005

Operational data
	Year ended March 31	Six months ended September 30
	2005	2004	2005	%
Fixed-line data
Fixed access lines (thousands)[1]	4,726	4,728	4,729	0.0
Postpaid – PSTN	3,006	3,031	3,010	(0.7)
Postpaid – ISDN channels	664	638	682	6.9
Prepaid	887	886	870	(1.8)
Payphones	169	173	167	(3.5)
Fixed-line penetration rate (%)	10.1	10.1	10.1
Revenue per fixed access line (ZAR)	5,236	2,662	2,645	(0.6)
Total fixed-line traffic (millions of minutes)	31,706	16,107	15,905	(1.3)
Local	19,314	9,910	9,523	(3.9)
Long distance	4,453	2,257	2,258	0.0
Fixed-to-mobile	3,911	1,953	2,027	3.8
International outgoing	415	200	246	23.0
International VoIP	89	39	47	20.5
Interconnection	3,524	1,748	1,804	3.2
Mobile interconnection	2,206	1,095	1,117	2.0
International interconnection	1,318	653	687	5.2
Managed data network sites	11,961	10,849	14,316	32.0
ADSL services[2]	58,264	36,483	95,290	161.2
Fixed-line employees (excluding subsidiaries)	28,972	31,270	25,636	(18.0)
Fixed-line employees (including subsidiaries)	29,544	31,849	26,222	(17.7)
Fixed-lines per fixed-line employee	163	151	184	21.9
Mobile data[3]
Total customers (thousands)	15,483	13,487	19,122	41.8
South Africa
Mobile customers (thousands)	12,838	11,346	15,773	39.0
Contract	1,872	1,651	2,092	26.7
Prepaid	10,941	9,671	13,653	41.2
Community services telephones	25	24	28	16.7
Mobile churn (%)	27.1	20.0	17.4	(13.0)
Contract	9.1	8.6	9.3	8.1
Prepaid	30.3	21.9	18.7	(14.6)
Mobile market share (%)	56	56	57	1.8
Mobile penetration (%)	49.5	43.8	59.1	34.9
Total mobile traffic (millions of minutes)	15,014	6,735	8,038	19.3
Mobile ARPU (ZAR)	163	165	147	(10.9)
Contract	624	637	588	(7.7)
Prepaid	78	79	71	(10.1)
Community services	2,321	2,381	1,960	(17.7)
Mobile employees	3,918	3,988	4,119	3.3
Mobile customers per mobile employee	3,277	2,845	3,829	34.6
Other African countries
Mobile customers (thousands)	2,645	2,141	3,349	56.4
Mobile employees	1,041	915	1,181	29.1
Mobile customers per mobile employee	2,541	2,340	2,836	21.2
1 Excludes Telkom internal lines of 106,513 (September 30, 2004: 142,042) 2 Excludes Telkom internal lines of 299 (September 30, 2004: 233)
3 100% of Vodacom data

Telkom Group interim results – September 2005

4.	OPERATIONAL OVERVIEW

Creating and delivering stakeholder value

During the six months ended September 30, 2005, the Group continued with its strategy to create and deliver value for stakeholders through focusing on customer growth and retention, driving operational excellence and sustaining marketplace development through new product and service innovations. Telkom’s operational and financial performance remained strong enabling the group to deliver exceptional returns to shareholders.

The fixed-line business posted modest growth in revenue of 4.3% as a result of low effective tariff increases and declining traffic volumes as a result of increased broadband adoption and the resultant loss of internet dial-up minutes. This was offset by the increasing adoption of data services in consumer, small and medium business markets. Fixed-line operating margins increased by 23.2% mainly as a result of improved efficiencies and the further implementation of cost reductions.

Driven by continued customer growth in South Africa and other African countries, the mobile business maintained its strong performance. Vodacom firmly remained the market leader in South Africa. It achieved a substantial increase of 41.8% in customers and an increased level of 5,635 million gross connections in South Africa and other African countries. The declining trend in ARPU remains intact as volume growth continues in the lower income segments.

Driving greater adoption of data services across all markets

Telkom increased fixed-line data revenue (before inter-segmental eliminations) by 17.5% during the six months ended September, 30, 2005. In the consumer and small business market, ADSL adoption accelerated as a result of reduced tariffs, new lower speed ADSL products and extensive marketing campaigns. ADSL services increased 161.2% to 95,290. Telkom has partnered with Intel in successfully trialling WiMAX to enable future broadband demand to be captured, to complement ASDL deployment. Telkom successfully launched the TelkomInternet PC bundles combining a personal computer, inclusive minutes and internet access via dial up, ISDN or ADSL.

Telkom remains focused on becoming the ICT solutions partner for corporate and business customers as evidenced by the increasing penetration of value added data services such as data hosting and managed network care to corporate and business customers, resulting in 32% growth in managed data network sites.

Lowering the cost and expanding the reach of telecommunications in South Africa

In line with Telkom’s desire to bring down costs of doing business in South Africa, Telkom announced an overall average tariff decrease of 3% on its basket of products and services with effect from September 1, 2005. This is well below Government’s target inflation range of between 3% and 6%.

»	As of September 1, 2005, international calls cost R1.70 per minute (VAT inclusive) for major destinations like the United States, United Kingdom and Australia.

»	Local peak calls tariffs decreased by 5.0% to 38 cents per minute (VAT inclusive) and monthly tariffs for subscriptions increased by 6.0%.

»	Effective August 1, 2005 Telkom’s ADSL tariffs reduced by 40.4% for BusinessDSL 512, 29.9% for HomeDSL 512 and 20% for HomeDSL 384 since January 1, 2005.

»

HomeDSL 192 tariffs reduced by 17.9% to R270 per month, effective August 1, 2005. The DSL offering has been expanded from September 2005 to now offer 1 MB offering, namely HomeDSL 1024 and BusinessDSL 1024.

»	Telkom has lowered its international private leased circuits (IPLC) tariffs by an average of 23% during 2004. Effective August 1, 2005 IPLC prices were further reduced by 28%.

There is still a need to rebalance certain tariffs to eliminate any cross subsidisation and allow for effective competition in all areas going forward.

Telkom Group interim results – September 2005

Telkom also focused on offering value-for-money services to meet the current needs of customers, The Group therefore concentrated on bringing new products to the market, launching bundled minute packages and calling plans.

Utilising technology to create value

Telkom’s long term success is dependent on deploying an Internet Protocol (IP)-based Next Generation Network.

Investment in the evolution of Telkom’s network is a key imperative to transform Telkom from its Time Division Multiplex (TDM) network to an IP-based Next Generation Network. Telkom intends to adopt a phased approach driven by customer requirements. The Group seek to ensure that maximum benefit is derived from existing equipment and will manage the required investment. Telkom is trialling a converged, softswitching capability to support VoIP solutions which provide advanced call control, hosted IP telephony and IP PBX solutions. In the PBX arena, Telkom already has a comprehensive offering aligned to customer requirements. In addition, Telkom has established new Global VoIP points of presence in various international centres in an effort to attract global telecommunications traffic.

Operations Support Systems continued to drive productivity and efficiency gains. Ongoing progress in the areas of customer relationship management and service provisioning and assurance, have resulted in cost savings, improved customer service and increased efficiencies – especially in the automated workforce management arena.

Operational excellence

Telkom has increased its focus on improving customer service and customer satisfaction levels. The company embarked on a country-wide drive to reposition and transform the company’s customer service branches and TelkomDirect, into world-class retail outlets which will simplify and further improve the customer interface. At the same time, Telkom continued with the process of closing down non-viable outlets.

A key factor in delivering customer satisfaction is network reliability. Telkom continues to invest in equipment and skills to improve reliability and reduce network down time. Over the period the Group has continued to achieve higher levels of network reliability. Despite some short-term service-related challenges in the fixed-line business in the last quarter of the 2005 financial year, Telkom managed to reduce the overall fault rate. The field force team, which delivers service to customers, achieved significant savings through an 8.1% reduction in the vehicle fleet, reduced dispatches due to a reduction in repeat faults and theft and breakage incidents. Telkom continued optimisation of its property portfolio.

Meaningful investment in our workforce

In a challenging business environment, the commitment, skills and experience of Telkom’s employee base remains a key competitive differentiator. Customer service and satisfaction can only be achieved through content, enthusiastic and dedicated employees. To maintain this leadership position and to align itself with changing market conditions and technology, Telkom has continued to invest substantially in building its skills base. During the period under review, R190 million (September 30, 2004: R198 million) was spent on training and development of staff, totalling 51,047 training days. There has been a dedicated effort on furthering technical skills training (17,952 days) and a continued focus on advanced leadership development programmes as well as specific programmes aimed at developing technical skills among female employees.

After conducting a comprehensive health profile among its employees, in 2003 Telkom launched an integrated wellness programme, “Thuso” (Sotho for “Help”). The programme includes voluntary counselling, testing and treatment to combat HIV/Aids and to provide care to employees and their families in all their health-related needs.

Telkom’s commitment to quality training and skills development is demonstrated by their SETA (Sector Education and Training Authorities) accreditation. In critical areas where skills shortages have been identified, Telkom is focusing on recruiting and acquiring the right people and enhancing the skills base of the Group.

Telkom is continuing to look for innovative ways to improve the employees’ experience of working for Telkom.

Telkom Group interim results – September 2005

Maintaining leadership in the mobile market in South Africa

Vodacom’s exceptional performance and customer growth once again exceeded expectations, further demonstrating the robust growth of the cellular industry in South Africa and Vodacom’s ability to maintain its leadership position in this market. Vodacom South Africa added gross connections of 4.2 million customers, the highest level ever and increased market share to an estimated 57%. Vodacom continued to focus on customer care and retention, which saw contract customer churn at 9.3% and a lower Prepaid churn at 18.7%.

Vodacom grew data revenues by 52.6% to R893 million (Telkom’s 50% share is R447 million), largely as a result of the strong growth in SMS’s transmitted and new data initiatives such as Vodafone live!, 3G and GPRS BlackBerry®, giving Vodacom a distinct competitive advantage in the mobile phone arena.

The growth in the South African mobile market continued to improve Telkom’s performance with the increase in the provision for cellular links for the 3G network.

Over 3.3 million mobile customers outside of South Africa

Vodacom grew its customer base in other African countries by 56.4% to over 3.3 million (September 30, 2004: 2.1 million). Vodacom Tanzania grew its customer base by 68.7% to 1.6 million and maintained its estimated market share of 58%, further entrenching its leadership position. Vodacom Congo extended its estimated market share to 49% and grew its customer base to 1.2 million and expects substantial growth from this market going forward given the low level of mobile penetration. The investment in Mozambique continues to make inroads with 336,000 customers.

The Regulatory environment

Telkom faces regulatory challenges and through dialogue and a co-operative spirit hopes to achieve a regulatory framework that is clear, fair and beneficial to the industry.

The Department of Communications held a Pricing Colloquium on October 11 and 12, 2005. The purpose of the colloquium was to investigate pricing and competitive issues in the South African telecommunications market. Telkom is aware of the proceedings and highlighted specific areas as needing attention. Telkom continues to work closely with the Department of Communications and we expect a fair and responsible approach by the Department towards Telkom and Vodacom.

Issues that received the most attention were:

»	Unbundling of the local loop;

»	Cost based access to international cables being made available;

»	Self-provision of VANS; and

»	The prohibition of ADSL caps.

There is uncertainty as to whether VANS operators will be allowed to provide Voice Over Internet Protocol or VoIP, to the general public or only to their own customers to whom they provide value added data services.

Developments in the regulatory arena during the period included:

On July 17, 2005 ICASA published its findings in terms of section 27 of the Telecommunications Act on the enquiry into the provision of the ADSL service. ICASA found that Telkom should not charge a monthly access fee for ADSL services but an initial once off fee. In addition ICASA found that the 3 gigabyte cap on the service was harmful to consumers and will look to increase the cap. Telkom has since made oral and written submissions to ICASA.

The Minister approved the price control regulation effective from September1, 2005 to July 31, 2008. The price control regulation states Telkom may not increase tariffs on a basket of products and services by more than CPI less a productivity factor of 3.5%. Telkom will file its tariffs in accordance with the new regulation with effect from August 1, each year.

Telkom Group interim results – September 2005

On July 28, 2005 ICASA published a notice and requested written comment on its enquiry in terms of section 27 of the Telecommunications Act with regard to its review on mobile prices. ICASA have yet to conclude their enquiry.

On September 30, 2005, the Minister approved regulations on Number Portability.

The Electronic Communications Bill and the ICASA Amendment Bill were passed by the National Assembly on November 3, 2005. Both Bills will now be sent to the National Council of Provinces, which acts as a second House of Parliament before finally being sent to President Thabo Mbeki for signing. Both are expected to be effective early in 2006.

The main stated objective of the Electronic Communications Bill is to promote convergence in the broadcasting, broadcasting signal distribution and telecommunications sectors, and to provide the legal framework for convergence of these sectors. The primary provision of the Bill is the introduction of a new “horizontal” licensing regime, where separate licences will be issued for network infrastructure, communications services and application/content services. Individual licences will be granted for network infrastructure, broadcasting services and frequency spectrum. Class licences will be granted for communications and application services using the communications infrastructure.

Broad-based Black Economic Empowerment (BEE)

As a South African company, BEE is an important growth imperative for Telkom. The Group recognises the need for the creation of a sustainable marketplace by enlarging the domestic market to support ongoing revenue and profit growth.

Telkom and Vodacom were actively involved in the development of the BEE Charter for the ICT sector. A final draft was sent to the Minister of Communications in May 2005 and it is now in the process of Cabinet approval. Under the Charter Telkom believes it would be considered a “good contributor” to broad-based BEE.

Telkom has identified the areas of equity ownership, preferential procurement and skills development as focus areas for broad-based BEE.

Share repurchase, employee share ownership and dividends

In the six months ended September 30, 2005 the company repurchased 12.1 million shares amounting to R1.5 billion (including costs) which are to be cancelled as issued share capital and restored as authorised but unissued share capital.

On June 23, 2005 the board approved and granted with a grant date of June 1, 2005, 2,024,387 shares to employees in terms of the Telkom Conditional Share Plan.

The Telkom board of directors declared an annual dividend of 400 cents per share and a special dividend of 500 cents per share on June 2, 2005, which was paid on July 8, 2005.

The Company aims to pay an increasing dividend annually. The level of dividend will be based upon a number of factors, including the assessment of financial results, available growth opportunities, capital expenditure requirements, the Group’s debt level, interest coverage and future expectations, including internal cash flows.

As previously communicated, Telkom aims to pay steadily growing annual dividends and therefore does not intend to declare an interim dividend.

Strategic direction

Telkom’s vision is to be a leading customer and employee centered ICT solutions service provider. It is focused on balancing the needs of all stakeholders through long-term sustainable and profitable growth. Its commitment to the socio-economic transformation of South Africa underpins this strategy.

The accelerated liberalisation of the market, in particular the implications of the Convergence Bill, now referred to as the Electronic Communications Bill, not yet approved at the time of writing, is clearly material to Telkom’s strategic intentions. Telkom believes that it is strongly positioned to compete in a liberalised market. Telkom believes that customer service excellence through a content and dedicated workforce with greater product and service choice and value for customers will ensure long-term value creation. Telkom intends to pursue opportunities to provide the full spectrum of ICT solutions including voice, data, video and internet services through broadband penetration.

Telkom Group interim results – September 2005

To ensure that Telkom can sustain the creation of value relative to developments in its dynamic market environment, management have determined certain shifts in strategic emphasis. Telkom has chosen to increase its focus on customers and employees while continuing to balance the needs of all stakeholders.

Telkom will focus on the following imperatives to support growth:

"	Enhancing customer satisfaction through customer centricity;

»	Retaining revenue and generating growth;

»	Evolving the network to a Next Generation Network in order to support profitable growth through prudent cost management;

»	Engaging its employees; and

»	Reposition Telkom stakeholder management to create healthy external relationships.

The realisation of Telkom’s strategic intentions ultimately lies in the hands of Telkom’s people. Product, service and operational innovation vests mostly in people. As such, Telkom has committed to invest significantly in its people as the drivers of innovation, excellence and growth.

Telkom’s growth is not limited to South Africa and opportunities are being explored outside our borders where growth potential exists.

The evolution to an IP network is a business imperative. Not only does Telkom believe that costs over the longer term of operating the network will reduce, but Telkom will also have the ability to deliver fully converged products and services to meet our customers’ needs in the rapidly changing technological environment. Acceleration of Telkom’s broadband penetration is a critical element of this strategy.

Increased investment in Telkom’s network in a phased approach and will be required to exploit new opportunities in the ICT solutions market and bring down the cost of telecommunications in South Africa.

Given the centrality of ICT to economic growth and social development, Telkom remains strategically important to the achievement of national objectives and will continue to invest significantly in the development of a viable and vibrant marketplace.

Telkom has a strong, capable and diverse management team with a clear sense of direction and a commitment to driving shareholder returns. The Group stands ready for a new and exciting phase of development.

5.	GROUP PERFORMANCE

Group operating revenue

Group operating revenue increased 9.9% to R23,456 million (September 30, 2004: R21,338 million) in the six months ended September 30, 2005. Fixed-line operating revenue, after inter-segmental eliminations, increased 4.1% to R16,083 million primarily due to solid growth in data services and increased subscription revenue. Mobile operating revenue, after inter-segmental eliminations, increased 25.3% to R7,373 million primarily due to customer growth.

Group operating expenses

Group operating expenses increased 1.4% to R16,226 million (September 30, 2004: R15,997 million) in the six months ended September 30, 2005 due to a 12.4% increase in operating expenses in the mobile segment to R5,671 million (after inter-segmental eliminations). This was partially offset by a 3.6% decrease in the fixed-line operating expenses to R10,555 million (September 30, 2004: R10,953 million), after inter-segmental eliminations, primarily due to reduced employee expenses, depreciation, amortisation, impairment and write-offs, services rendered and operating leases, partially offset by an increase in payments to other operators. The increase in mobile operating expenses of 12.4% was primarily due to increased gross connections resulting in increased incentive costs and expenses to support customer growth. Mobile payments to other operators also increased as a result of the increased outgoing traffic and the higher volume growth of more expensive outgoing traffic terminating on other mobile networks relative to traffic terminating on the lower cost fixed-line network.

Investment income

Telkom Group interim results – September 2005

Investment income consists of interest received on short-term investments and bank accounts. Investment income increased 61.9% to R217 million (September 30, 2004: R134 million) primarily as a result of higher balances in investment and bank accounts due to higher cash flow generated from operations.

Finance charges

Finance charges include interest paid on local and foreign borrowings, amortised discounts on bonds and commercial paper bills, fair value gains and losses on financial instruments and foreign exchange gains and losses. Finance charges decreased 20.3% to R745 million (September 30, 2004: R935 million) in the six months ended September 30, 2005, due to a 21.6% decrease in interest expense to R704 million (September 30, 2004: R898 million) as a result of the redemptions of local and foreign loans. The decrease in the interest expense was partially offset by an increase in group net fair value and exchange losses on financial instruments of R41 million (September 30, 2004: R37 million) primarily as a result of currency movements.

Included in the Group net fair value and exchange losses as an offset is an increase in unrealised gains of R72 million on the underlying assets and investments of the Cell Captive created to fund post retirement medical benefits of Telkom.

Taxation

Consolidated tax expenses increased 65.2% to R2,708 million (September 30, 2004: R1,639 million) in the six months ended September 30, 2005. The consolidated effective tax rate for the six months ended September 30, 2005 was 38.7% (September 30, 2004: 35.1%). Telkom Company’s effective tax rate was 32.6% (September 30, 2004: 25.5%). The higher effective tax rate for Telkom Company in the six months ended September 30, 2005 was primarily due to the secondary taxation on companies payable in respect of dividends paid. Vodacom’s effective tax rate decreased to 37.9% (September 30, 2004: 43.4%). The lower effective tax rate for Vodacom was largely as a result of the non-deductible expenses of the previous period not recurring.

Profit for the period and earnings per share

Profit for the period attributable to the equity holders of Telkom increased 41.4% to R4,210 million (September 30, 2004: R2,977 million) in the six months ended September 30, 2005.

Group basic earnings per share increased 46.3% to 792.7 cents (September 30, 2004: 541.8 cents) and Group headline earnings per share increased 35.0% to 775.9 cents (September 30, 2004: 574.9 cents).

6.	GROUP BALANCE SHEET

Solid operating performance across the Group combined with strict cost discipline and debt repayment has resulted in a strengthened balance sheet. Net debt, after financial assets and liabilities, decreased 12% to R10,935 million (September 30, 2004: R12,362 million). The balance sheet at September 30, 2005 strengthened, resulting in a net debt to equity ratio of 44.1% from 53.5% at September 30, 2004. On September 30, 2005 the Group had cash balances of R2,696 million.

The Group intends to maintain a targeted net debt to equity range of between 50% and 70% by increasing distributions to shareholders in the form of dividends and share buy-backs while maintaining financial flexibility for potential growth opportunities. During the six months ended September 30, 2005, 12.1 million shares were repurchased for R1,502 million. These shares bought back are in the process of being cancelled from the issued share capital by the Registrar of Companies. Interest bearing debt, including credit facilities utilised, decreased 15.4% to R13,675 million (September 30, 2004: R16,168 million) in the six months ended September 30, 2005. In April 2005 the €500 million Eurobond matured and was refinanced with R600 million nominal value of the existing TL06 bond, with the balance being refinanced with short-term commercial paper borrowings. The Group repaid R1,621 million of the newly issued commercial paper by September 30, 2005. Included in interest bearing debt at September 30, 2004 was R1,632 million in commercial paper bills that have matured.

Telkom maintains an active dialogue with the principal credit rating agencies, who review our ratings periodically. Moody’s Investor Services and Standard & Poor’s have rated our foreign debt Baa1 and BBB respectively.

7.	GROUP CASH FLOW

Cash flows from operating activities decreased 84.4% to R875 million (September 30, 2004: R5,595 million) primarily due to higher taxation and dividend payments offset partially by increased operational cash flows. Cash flows utilised in investing

Telkom Group interim results – September 2005

activities increased 35.3% to R3,078 million (September 30, 2004: R2,275 million) primarily due to increased capitalexpenditure in both the mobile and fixed-line segments. Cash raised in financing activities of R859 million (September 30, 2004, cash utilised: R3,988 million) is due to the loans raised to refinance the Eurobond, as well as cash inflows from maturing financial assets. These cash inflows were offset by the R1,502 million share buy-back and the repayment of commercial paper bills.

Summary

	Year ended	Six months ended September 30
	March 31
In ZAR millions	2005	2004	2005	%
Cash generated from operations	18,622	7,504	8,625	14.9
Cash from operating activities
(after tax, interest, dividends)	15,711	5,595	875	(84.4)
Investing activities	(6,306)	(2,275)	(3,078)	35.3
Financing activities	(9,897)	(3,988)	859	(121.5)
Net decrease in cash	(492)	(668)	(1,344)	101.2

EBITDA minus capital expenditure
	Year ended	Six months ended September 30
	March 31
In ZAR millions	2005	2004	2005	%
Fixed-line	8,608	5,205	5,798	11.4
Mobile	3,052	1,388	1,544	11.2
Group	11,660	6,593	7,342	11.4

8.	GROUP CAPITAL EXPENDITURE

Group capital expenditure increased 49.2% to R3,096 million (September 30, 2004: R2,075 million) and represents 13.2% of group revenue (September 30, 2004: 9.7%) in line with the Group’s announced guidance of maintaining capital expenditure in the range of 12% to 15% of Group revenues.

Fixed-line capital expenditure

	Year ended	Six months ended September 30
	March 31
In ZAR millions	2005	2004	2005	%
Base expansion and core support	1,902	775	1,017	31.2
Network evolution	729	219	206	(5.9)
Efficiencies and improvements	1,177	312	515	65.1
Company support and other	295	63	120	90.5
	4,103	1,369	1,858	35.7

Fixed-line capital expenditure increased 35.7% to R1,858 million (September 30, 2004: R1,369 million) and represents 11.3% of fixed-line revenue (September 30, 2004: 8.7%). Baseline expansion and core support capital expenditure of R1,017 million (September 30, 2004: R775 million) was largely for the deployment of technologies to support the growing data services business and expenditure for access line deployment in selected high growth residential areas. The continued focus on

Telkom Group interim results – September 2005

rehabilitating the access network and increasing the efficiencies in the transport network contributed to the network evolution capital expenditure of R206 million (September 30, 2004: R219 million).

Telkom continued to focus on its operations support system investment with current emphasis on workforce management, provisioning and fulfilment, assurance and customer care. During the six months ended September 30, 2005, R515 million (September 30, 2004: R312 million) was spent on the implementation of several systems.

Mobile capital expenditure

	Year ended	Six months ended September 30
	March 31
In ZAR millions	2005	2004	2005	%
South Africa	1,394	555	1,071	93.0
Other African countries	353	151	167	10.6
	1,747	706	1,238	75.4

Mobile capital expenditure (50% of Vodacom’s capital expenditure) increased 75.4% to R1,238 million (September 30, 2004: R706 million) and represents 15.3% of mobile revenue (September 30, 2004: 10.7%) as a result of increased investment in South Africa for increased capacity and investment in new technologies such as 3G Vodafone live! and BlackBerry®.

9.	SEGMENT PERFORMANCE

Telkom’s operating structure comprises two segments, fixed-line and mobile. The fixed-line segment provides fixed-line voice and data communications services through Telkom; directory services through our 64.9% owned subsidiary, Telkom Directory Services and wireless data services through our wholly owned subsidiary, Swiftnet. The mobile segment consists of a 50% joint venture interest in Vodacom.

Vodacom’s results are proportionately consolidated into the Telkom Group’s consolidated financial statements. This means that we include 50% of Vodacom’s results in each of the line items in the Telkom Group’s consolidated financial statements. Telkom Directory Services, Swiftnet and, Rossal No. 65 and Acajou (subsidiaries for the repurchase of shares) are subsidiaries and are fully consolidated into the Telkom Group’s consolidated financial statements.

Telkom Group interim results – September 2005

Summary

	Year ended	Six months ended September 30
	March 31
In ZAR millions	2005	2004	2005	%
Operating revenue	43,117	21,338	23,456	9.9
Fixed-line	31,414	15,733	16,407	4.3
Mobile	13,657	6,573	8,088	23.0
Inter-segmental eliminations	(1,954)	(968)	(1,039)	7.3
Operating profit	11,222	5,474	7,517	37.3
Fixed-line	7,979	4,207	5,404	28.5
Mobile	3,243	1,267	2,113	66.8
Inter-segmental eliminations	–	–	–	–
Operating profit margin	26.0	25.7	32.0	24.5
Fixed-line	25.4	26.7	32.9	23.2
Mobile	23.7	19.3	26.1	35.2
EBITDA	17,510	8,668	10,438	20.4
Fixed-line	12,711	6,574	7,656	16.5
Mobile	4,799	2,094	2,782	32.9
Inter-segmental eliminations	–	–	–	–
EBITDA margin	40.6	40.6	44.5	9.6
Fixed-line	40.5	41.8	46.7	11.7
Mobile	35.1	31.9	34.4	7.8
Finance charges	1,695	935	745	(20.3)
Fixed-line	1,647	911	523	(42.6)
Mobile	48	24	222	825.0
Inter-segmental eliminations	–	–	–	–

Telkom Group interim results – September 2005

10.	FIXED-LINE SEGMENT

The fixed-line segment accounted for 68.6% (September 30, 2004: 72.4%) of Group operating revenues (after inter-segmental eliminations) and 77.1% (September 30, 2004: 84.4%) of Group operating profit at September 30, 2005.

The financial information presented below for the fixed-line segment is before inter-segmental eliminations.

Summary

	Year ended
	March 31	Six months ended September 30
In ZAR millions	2005	2004	2005	%
Revenue	31,414	15,733	16,407	4.3
Operating profit	7,979	4,207	5,404	28.5
EBITDA	12,711	6,574	7,656	16.5
Capital expenditure[1]	4,103	1,369	1,858	35.7
Operating profit margin (%)	25.4	26.7	32.9	23.2
EBITDA margin (%)	40.5	41.8	46.7	11.7
Capex to revenue(%)	13.1	8.7	11.3	29.9
1 Including intangibles

Fixed-line operating revenue

	Year ended
	March 31	Six months ended September 30
In ZAR millions	2005	2004	2005	%
Subscriptions and connections	5,316	2,611	2,804	7.4
Traffic	17,760	8,995	8,936	(0.7)
Local	5,746	2,891	2,966	2.6
Long distance	3,577	1,856	1,667	(10.2)
Fixed-to-mobile	7,302	3,628	3,821	5.3
International outgoing	1,135	620	482	(22.3)
Interconnection	1,546	837	844	0.8
Mobile operators[1]	748	381	361	(5.2)
International operators	798	456	483	5.9
Data	5,810	2,748	3,230	17.5
Leased lines and other data	4,754	2,248	2,598	15.6
Mobile leased line facilities[2]	1,056	500	632	26.4
Directories and other	982	542	593	9.4
	31,414	15,733	16,407	4.3

1	Interconnection includes revenue from Vodacom of R206 million (September 30, 2004: R235 million), 50% is eliminated on consolidation.
2	Data includes revenue from Vodacom of R367 million (September 30, 2004: R255 million), 50% is eliminated on consolidation.

Telkom Group interim results – September 2005

Operating revenue from the fixed-line segment, before inter-segmental eliminations, increased 4.3% to R16,407 million (September 30, 2004: R15,733 million) primarily due to strong growth in data services revenue and increased subscription revenue, offset by a decline in traffic revenue.

Subscription and connections revenue grew 7.4% largely as a result of increased tariffs, increased rentals of customer premises equipment, including PBX’s, and higher penetration of value-added services.

Originating traffic revenue decreased 0.7% primarily as a result of the acceleration of broadband adoption and the resultant loss of internet dial-up minutes and lower international and long distance tariffs, partially offset by increased fixed-to-mobile and international outgoing traffic. Originating traffic which excludes interconnection traffic, decreased 1.8% to 14,101 million minutes (September 30, 2004: 14,359 million minutes).

Interconnection revenue increased 0.8% largely as a result of an increase of 5.9% in international interconnection revenue partially offset by lower revenue from domestic mobile operators of 5.2%. The increased international interconnection revenue is mainly as a result of increased traffic. Interconnection from domestic mobile operators decreased mainly as a result of lower international mobile tariffs, partially offset by increased mobile interconnection traffic and higher mobile-to-fixed interconnection tariffs. International interconnection traffic increased by 5.2% to 687 million minutes (September 30,

2004: 653 million minutes). Mobile interconnection traffic increased by 2.0% to 1,117 million minutes (September 30,

2004: 1,095 million minutes).

Data revenue increased 17.5% mainly due to higher demand for data services, including ADSL, with leased line and other data services revenue growing 15.6% and mobile leased line facilities revenue by 26.4%. The increase in mobile leased line facilities is mainly due to the rollout of 3G networks by the mobile operators.

Fixed-line operating expenses

	Year ended
	March 31	Six months ended September 30
In ZAR millions	2005	2004	2005	%
Employee expenses	7,285	3,475	3,143	(9.6)
Salaries and wages	4,785	2,450	2,240	(8.6)
Benefits	2,110	1,126	1,154	2.5
Workforce reduction expense	961	144	45	(68.8)
Employee related expenses capitalised	(571)	(245)	(296)	20.8
Payments to other network operators[1]	5,896	2,953	3,129	6.0
Payment to mobile operators	5,059	2,513	2,612	3.9
Payment to international operators	837	440	517	17.5
SG&A	3,045	1,452	1,437	(1.0)
Materials and maintenance	1,726	847	799	(5.7)
Marketing	360	180	159	(11.7)
Bad debts	196	30	39	30.0
Other	763	395	440	11.4
Services rendered	1,976	1,001	945	(5.6)
Property management	1,068	534	529	(0.9)
Consultants and security	908	467	416	(10.9)
Operating leases	756	395	367	(7.1)
Depreciation, amortisation impairment and write-offs	4,732	2,367	2,252	(4.9)
	23,690	11,643	11,273	(3.2)
1	Payments to other network operators include payments made to Vodacom of R1,430 million (September 30, 2004: R1,374 million), 50% is eliminated on consolidation.

Telkom Group interim results – September 2005

Fixed-line operating expenses, before inter-segmental eliminations, decreased 3.2% in the six months ended September 30, 2005 to R11,273 million (September 30, 2004: R11,643 million), primarily due to lower employee expenses, depreciation, amortisation, impairment and write-offs, services rendered and operating leases. The decrease was partially offset by increased payments to other operators.

Employee expenses decreased 9.6% largely due to lower workforce reduction expenses of R45 million (September 30, 2004: R144 million) and an 18.0% reduction in headcount. The lower workforce reduction expenses resulted from a reduction in employees leaving the company from 896 employees for the six months ended September 30, 2004 to 227 employees for the period ended September 30, 2005.

Payments to other network operators increased 6.0% as a result of higher payments to mobile and international operators. Payments to mobile operators increased 3.9% largely as a result of tariff increases and a 3.8% increase in fixed-to-mobile traffic. Payments to international operators increased 17.5% primarily due to an increase in international outgoing traffic.

Services rendered decreased 5.6% with property management expenses decreasing 0.9% as a result of the optimisation of properties and improved efficiencies in property management. Consultants and security costs decreased 10.9% primarily as a result of the lower fees paid to Thintana due to the termination of the contract in November 2004 and lower insurance expenses.

Operating leases decreased 7.1% to R367 million (September 30, 2004: R395 million) primarily as a result of reductions in vehicle and building leases. The reduction in vehicle leasing is attributable to an 8.1% reduction in the vehicle fleet from 10,576 vehicles at September 30, 2004 to 9,716 vehicles at September 30, 2005. The adoption of IAS17: “Leases”, resulted in building lease cost being recognised on a straight line basis and together with further space optimisation initiatives resulted in the decrease in building lease costs.

Depreciation, amortisation, impairment and write-offs decreased 4.9% to R2,252 million (September 30, 2004:

R2,367 million) mainly due to the useful lives of certain IT software and hardware assets being extended.

Fixed-line operating profit increased 28.5% to R5,404 million (September 30, 2004: R4,207 million) with an operating profit margin of 32.9% (September 30, 2004: 26.7%). EBITDA increased 16.5% to R7,656 million (September 30, 2004: R6,574 million) with EBITDA margins increasing to 46.7% (September 30, 2004: 41.8%).

Telkom Group interim results – September 2005

11.	MOBILE SEGMENT

The mobile segment accounted for 31.4% of Group operating revenue (September 30, 2004: 27.6%) (after inter-segmental eliminations) and 22.9% of Group operating profit (September 30, 2004: 15.6%). Vodacom’s operational statistics are presented below at 100%, but all financial figures represent the 50% that is proportionately consolidated in the Group and presented before inter-segmental eliminations.

Summary

	Year ended
	March 31	Six months ended September 30
In ZAR millions	2005	2004	2005	%
Operating revenue	13,657	6,573	8,088	23.0
Operating profit	3,243	1,267	2,113	66.8
EBITDA	4,799	2,094	2,782	32.9
Capital expenditure[1]	1,747	706	1,238	75.4
Operating profit margin (%)	23.7	19.3	26.1	35.2
EBITDA margin (%)	35.1	31.9	34.4	7.8
Capex to revenue (%)	12.8	10.7	15.3	43.0
1 Including intangibles

Mobile operating revenue

	Year ended
	March 31	Six months ended September 30
In ZAR millions	2005	2004	2005	%
Airtime	8,096	3,870	4,791	23.8
Data	670	293	447	52.6
Interconnection[2]	2,962	1,470	1,593	8.4
Equipment sales[1]	1,344	658	955	45.1
International services	444	218	242	11.0
Other sales	141	64	60	(6.3)
	13,657	6,573	8,088	23.0
1	Equipment sales have been restated to eliminate revenue and cost relating to handset sales in Vodacom’s own distribution channels previously not eliminated on consolidation.
2	Interconnection includes revenue from Telkom fixed-line of R715 million (September 30, 2004: R690 million), which is eliminated on consolidation.

Operating revenue, before inter-segmental eliminations, from the mobile segment increased 23.0%, to R8,088 million (September 30, 2004: R6,573 million) primarily driven by customer growth. Revenue from Vodacom’s operations outside of South Africa as a percentage of Vodacom’s total mobile operating revenue decreased 8.7% (September 30, 2004: 8.9%) to R706 million (September 30, 2004: R587 million).

The growth in revenue can largely be attributed to a 41.8% increase in Vodacom’s total customers to 19,122 million as of September 30, 2005, (September 30, 2004: 13,487 million) resulting from strong growth in prepaid and contract customers in South Africa and 56.4% growth in customers outside of South Africa. In South Africa, total average monthly revenue per user (ARPUs) decreased 10.9% to R147 (September 30, 2004: R165). Contract ARPUs decreased 7.7% to R588 (September 2004: R637) and prepaid ARPUs decreased 10.1% to R71 (September 30, 2004: R79).

Vodacom’s continued implementation of upgrade and retention policies in the period ended September 30, 2005, ensured low level of contract churn to the lowest level of 9.3% (September 30, 2004: 8.6%). Prepaid churn of 18.7% for the six months ended September 30, 2005 was lower than the 21.9% prepaid churn for the six months ended September 30, 2004.

Data revenue increased 52.6% and represents 5.5% (September 30, 2004: 4.5%) of mobile revenue. The growth was largely due to customer growth and the introduction of new technologies and products in South Africa.

Telkom Group interim results – September 2005

Mobile interconnection revenue increased by 8.4% primarily due to an increase in the number of calls terminating on Vodacom’s network as a result of the increased number of Vodacom customers and other South African mobile users.

Equipment sales increased 45.1% primarily due to the growth of the customer base coupled with added functionality of new phones based on new technology.

Vodacom’s international airtime revenue is largely international calls by Vodacom’s customers, roaming revenue from Vodacom customers making and receiving calls while abroad and revenue from international customers roaming on Vodacom’s network. International revenue increased 11.0% primarily as a result of an increase in the number of roaming partners.

Mobile operating expenses

	Year ended
	March 31	Six months ended September 30
In ZAR millions	2005	2004	2005	%
Employee expenses	826	380	472	24.2
Payments to other operators[1]	1,826	902	1,084	20.2
SG&A2	5,888	3,047	3,552	16.6
Services rendered	45	21	28	33.3
Operating leases[3]	307	145	190	31.0
Depreciation, amortisation, impairment
and write-offs	1,556	827	669	(19.1)
	10,448	5,322	5,995	12.6
1	Payments to other operators includes payments to Telkom fixed-line of R103 million (September 30, 2004: R117 million), which are eliminated on consolidation.
2	Selling general and administrative expenses has been restated to correct inter-company equipment sales and related cost that were previously not eliminated on consolidation.
3	Operating leases includes payment to Telkom fixed-line of R183 million (September 30, 2004: R128 million), which are eliminated on consolidation.

Mobile operating expenses, before inter-segmental eliminations, increased by 12.6% in the six months ended September 30, 2005, primarily due to increased employee expenses, selling and distribution costs, services rendered, operating leases and payments to other operators.

Telkom Group interim results – September 2005

Mobile employee expenses increased 24.2% primarily due to a 8.1% increase in the number of employees to 5,300 (September 30, 2004: 4,903) and a higher employee deferred bonus incentive accrual resulting from Vodacom’s higher net profit. Vodacom increased the total number of its employees by 29.1% in its other African operations to 1,181 employees and by 3.3% in its operations in South Africa to 4,119 employees as of September 30, 2005.

Employee productivity in South Africa and other African countries, as measured by customers per employee, increased 28.1% to 3,524 customers per employee as of September 30, 2005.

Mobile payments to other operators increased 20.2% to R1,084 million (September 30, 2004: R902 million) in the six months ended September 30, 2005 as a result of increased outgoing traffic terminating on the other mobile networks relative to traffic terminating on the fixed-line network and partially due to an increase in interconnection tariffs on January 1, 2005 in South Africa. The cost of terminating calls on other mobile networks is higher than calls terminating on Telkom’s fixed-line network.

Mobile selling, general and administrative expenses increased 16.6% in the six months ended September 30, 2005, primarily due to an increase in selling and distribution expenses to support the growth in South African and other African operations.

Mobile depreciation, amortisation, impairment and write-offs decreased by 19.1% to R669 million

(September 30, 2004: R827 million) primarily as a result of the impairment reversal of Vodacom Mozambique’s assets due to the weakening of the local currency against the South African Rand as well as the implementation of IAS16: “Property, Plant and Equipment”, which resulted in lower depreciation and amortisation charges.

Telkom’s 50% share of Vodacom’s profit from operations increased 66.8% to R2,113 million (September 30, 2004: R1,267 million) and the mobile operating profit margin increased to 26.1% (September 30, 2004: 19.3%). Mobile EBITDA increased 32.9% to R2,782 million (September 30, 2004: R2,094 million) with EBITDA margins increasing to 34.4% (September 30, 2004: 31.9%).

Telkom Group interim results – September 2005

12.	EMPLOYEES

Fixed-line

	Year ended
	March 31	Six months ended September 30
	2005	2004	2005	%
Telkom Company	28,972	31,270	25,636	(18.0)
Lines per employee	163	151	184	21.9
Subsidiaries	572	579	586	1.2
Fixed-line employees	29,544	31,849	26,222	(17.7)

Movement in fixed-line employees

(Telkom Company only, excluding subsidiaries)

	Year ended	Six months ended
	March 31	September 30
	2005	2004	2005
Opening balance	32,358	32,358	28,972
Appointments	159	55	199
Employee losses	(3,545)	(1,143)	(3,535)
Workforce reductions	(2,296)	(410)	(2,972)
Voluntary early retirement	(513)	(131)	(670)
Voluntary severance	(1,741)	(276)	(2,281)
Involuntary reductions	(42)	(3)	(21)
Outsourcing	–	–	–
Natural attrition	(1,249)	(733)	(563)
Closing balance	28,972	31,270	25,636

Mobile employees

	Year ended
	March 31	Six months ended September 30
	2005	2004	2005	%
South Africa	3,918	3,988	4,119	3.3
Customers per employee	3,277	2,845	3,829	34.6
Other African countries	1,041	915	1,181	29.1
Customers per employee	2,541	2,340	2,836	21.2

Telkom Group interim results – September 2005

13.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Auditors’ review report

Our auditors, Ernst & Young have reviewed the condensed consolidated interim financial statements as set out on pages 22 to 49. Their unqualified review report is available for inspection at the Company’s registered office.

Condensed consolidated interim income statement

for the six months ended September 30, 2005

		Audited	Restated	Reviewed
		March 31	September 30	September 30
		2005	2004	2005
	Notes	Rm	Rm	Rm
Operating revenue	2	43,117	21,338	23,456
Other income		280	133	287
Operating expenses		32,175	15,997	16,226

Employee expenses	3	8,111	3,855	3,615
Payments to other operators		6,132	3,056	3,404
Selling, general and administrative expenses		8,820	4,451	4,925
Services rendered		2,021	1,022	973
Operating leases		803	419	388
Depreciation, amortisation, impairment and write-offs	4	6,288	3,194	2,921

Operating profit		11,222	5,474	7,517
Investment income		350	134	217
Finance charges		1,695	935	745

Interest		1,686	898	704
Foreign exchange and fair value effect		9	37	41

Profit before taxation		9,877	4,673	6,989
Taxation		3,070	1,639	2,708
Profit for the year/period		6,807	3,034	4,281
Attributable to:
Equity holders of Telkom SA Ltd		6,724	2,977	4,210
Minority interest		83	57	71
		6,807	3,034	4,281
Basic earnings per share (cents)	5	1,241.8	541.8	792.7
Diluted earnings per share (cents)	5	1,239.4	540.9	790.0
Dividend per share (cents)	5	110.0	110.0	900.0

Telkom Group interim results – September 2005

Condensed consolidated interim balance sheet

at September 30, 2005

		Restated	Restated	Reviewed
		March 31	September 30	September 30
		2005	2004	2005
	Notes	Rm	Rm	Rm
ASSETS Non-current assets		42,686	41,261	42,868

Property, plant and equipment	7	37,328	36,548	37,156
Investment properties		25	26	24
Intangible assets	8	2,278	2,394	2,656
Investments		2,277	1,660	2,513
Other financial assets		134	120	107
Operating lease assets		14	13	15
Deferred expenses		118	86	128
Deferred taxation	9	512	414	269

Current assets		14,911	11,390	10,517

Current portion of other financial assets		4,940	995	287
Short-term investments		69	10	10
Current portion of deferred expenses		214	289	229
Inventories		658	621	822
Trade and other receivables		5,820	6,372	6,473
Cash and cash equivalents	10	3,210	3,103	2,696

Total assets		57,597	52,651	53,385
Equity and liabilities
Equity attributable to equity holders
of Telkom SA Ltd		26,827	23,100	24,818

Share capital and premium	11	8,293	8,293	6,791
Treasury shares	11	(1,812)	(1,812)	(1,809)
Share-based compensation reserve	12	68	21	91
Non-distributable reserves		361	269	759
Retained earnings		19,917	16,329	18,986

Minority interest		220	244	314
Total equity		27,047	23,344	25,132

Telkom Group interim results – September 2005

Condensed consolidated interim balance sheet (continued)

at September 30, 2005

		Restated	Restated	Reviewed
		March 31	September 30	September 30
		2005	2004	2005
	Notes	Rm	Rm	Rm
Equity and liabilities (continued)
Non-current liabilities		13,590	13,061	14,137

Interest-bearing debt	13	9,504	9,000	9,702
Other financial liabilities		83	166	63
Deferred taxation	9	1,226	1,047	1,382
Operating lease liabilities		57	58	61
Deferred revenue		260	232	263
Provisions		2,460	2,558	2,666

Current liabilities		16,960	16,246	14,116

Credit facilities utilised	10	909	998	1,745
Trade and other payables		6,782	5,287	5,796
Shareholders for dividend		7	7	6
Current portion of interest-bearing debt	13	4,499	6,170	2,228
Current portion of deferred revenue		1,394	1,384	1,452
Current portion of provisions		1,428	1,077	1,026
Income tax payable		1,711	1,077	1,576
Current portion of other financial liabilities		230	246	287

Total liabilities		30,550	29,307	28,253
Total equity and liabilities		57,597	52,651	53,385

Telkom Group interim results – September 2005

Condensed consolidated interim statement of changes in equity for the six months ended September 30, 2005

	Restated	Restated	Reviewed
	March 31	September 30	September 30
	2005	2004	2005
	Rm	Rm	Rm
Balance at April 1 – as previously stated	22,571	22,571	27,047

Attributable to equity holders	22,371	22,371	26,827
Minority interest	200	200	220

Change in accounting policies	(30)	(30)	–
Balance at April 1 – as restated	22,541	22,541	27,047
Profit for the year/period	6,807	3,034	4,281
Transfer to non-distributable reserves*	279	121	339
Transfer from retained earnings*	(279)	(121)	(339)
Foreign currency translation reserve	12	52	58
Fair value adjustment on investments	(22)	10	–
(Purchase)/re-issue of treasury shares	(1,574)	(1,574)	3
Dividend declared	(673)	(628)	(4,801)
Share buy-back	–	–	(1,502)
Increase in share-based compensation reserve	68	21	23
Purchase of subsidiary	5	5	23
Business combination	(117)	(117)	–
Balance at March 31, September 30	27,047	23,344	25,132
Attributable to equity holders	26,827	23,100	24,818
Minority interest	220	244	314
*

This represents the transfer to non-distributable reserves of the earnings of the Group’s two consolidated Cell Captives; one used as an investment to fund Telkom’s post-retirement medical aid liability and the other for short-term insurance.

Telkom Group interim results – September 2005

Condensed consolidated interim cash flow statement

for the six months ended September 30, 2005

		Restated	Restated	Reviewed
		March 31	September 30	September 30
		2005	2004	2005
	Notes	Rm	Rm	Rm
Operating activities		15,711	5,595	875

Cash receipts from customers		43,561	21,052	22,756
Cash paid to suppliers and employees		(24,939)	(13,548)	(14,131)
Cash generated from operations		18,622	7,504	8,625
Interest received		477	214	280
Finance charges paid		(1,272)	(759)	(712)
Taxation paid		(1,487)	(757)	(2,470)
Cash generated from operations before dividend paid		16,340	6,202	5,723
Dividend paid		(629)	(607)	(4,848)

Investing activities		(6,306)	(2,275)	(3,078)

Proceeds on disposal of property,
plant and equipment and intangible assets		37	6	138
Proceeds on disposal of investment		267	55	15
Additions to property, plant and equipment
and intangible assets		(5,880)	(2,195)	(3,084)
Additions to other investments		(592)	(22)	(147)
Acquisition of subsidiaries	18	(138)	(119)	–

Financing activities		(9,897)	(3,988)	859

Purchase of treasury shares		(1,710)	(1,688)	–
Share buy-back		–	–	(1,502)
Loans raised		1,157	640	3,678
Loans repaid		(5,027)	(2,845)	(5,892)
Finance lease capital repaid		(13)	(5)	(11)
(Increase)/decrease in net financial assets		(4,304)	(90)	4,586

Net decrease in cash and cash equivalents		(492)	(668)	(1,344)
Net cash and cash equivalents
at beginning of the year		2,796	2,796	2,301
Effect of foreign exchange rate differences		(3)	(23)	(6)
Net cash and cash equivalents
at end of the year/period	10	2,301	2,105	951

Change in comparatives

The Group reclassified Finance costs accrued from Cash paid to suppliers and employees to Finance charges paid with R463 million for the six months ended September 30, 2004 (March 31, 2005: R463 million).

Telkom Group interim results – September 2005

Notes to the condensed consolidated interim financial statements for the six months ended September 30, 2005

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

The condensed consolidated interim financial statements have been prepared in accordance with IAS34: Interim Financial Reporting and comply with the South African Companies Act, 1973. The accounting policies of the Group applied in the presentation of the interim financial statements for the six month period ended September 30, 2005 are consistent with those applied in the financial statements for the year ended March 31, 2005, except for the requirements of IAS16: Property, Plant and Equipment (“IAS16”), IFRIC1: Changes in Existing Decommissioning, Restoration and Similar Liabilities (“IFRIC1”) and IFRS4: Insurance Contracts (“IFRS4”) that have been adopted from April 1, 2005, and the revised application of IAS17: Leases (“IAS17”) to record lease payments on a straight-line basis. The results of the interim period are not necessarily indicative of the results for the entire year. These reviewed financial statements should be read in conjunction with the audited financial statements for the year ended March 31, 2005.

The preparation of condensed consolidated interim financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and the reported amounts of revenue and expenses during the reporting periods. Although these estimates are based on management’s knowledge of current events and actions that the Group may undertake in the future, actual results ultimately may differ from those estimates.

Adoption of new and revised International Financial Reporting Standards and changes in accounting policies

The following are the new and revised accounting standards that have been adopted effective April 1, 2005 and the subsequent impact on the accounting policies:

»	IAS16 Property, Plant and Equipment

Each significant component included in an item of property, plant and equipment is now separately recorded and depreciated. Useful lives and residual values are now reviewed on an annual basis. The adoption does not materially impact the Group’s results or cash flow information for the period ended September 30, 2004 or the year ended

March 31, 2005.

»	IAS17 Leases

A lease of land and buildings is classified by considering the land and buildings elements separately. Minimum lease payments are allocated between the land and buildings elements in proportion to the relative fair values of the leasehold interest in the land and buildings elements of the lease. With regards to finance leases, initial direct costs are added to the amount recognised as an asset. The adoption does not materially impact the Group’s results or cash flow information for the period ended September 30, 2004 or the year ended March 31, 2005.

»	IAS24 Related Party Disclosures (only disclosure impact)

»	IAS40 Investment Property (no significant impact)

»	IFRIC1 Changes in Existing Decommissioning, Restoration and Similar Liabilities (no significant impact)

»	IFRS4 Insurance Contracts (no significant impact)

»	IAS19 Employee Benefits

With effect from April 1, 2005 the Group has early adopted the amendments to IAS19. These amendments had no effect on the Group’s results for the six months ended September 30, 2005 nor the financial position at that date.

Telkom Group interim results – September 2005

Notes to the condensed consolidated interim financial statements (continued)

for the six months ended September 30, 2005

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES (continued)

The Group also changed its accounting policies during the year ending March 31, 2005 in respect of the following, with the effect on the previously reported financial position as at September 30, 2004 reflected in the accompanying table:

»	Goodwill translation

»	Foreign exchange differences

Reclassifications (Refer to accompanying table)

Certain comparative figures have been reclassified in accordance with current period classification and representation. These reclassifications have no effect on the prior periods’ profit. The current period classification more closely resembles the nature of the transactions within the Group’s operating structure. The principal reclassification was to reclassify Finance costs accrued from Cash paid to suppliers and employees to Finance charges paid.

In addition, the Group reclassified certain comparatives as at September 30, 2004 as a consequence of the reclassifications done at March 31, 2005 as detailed in the Annual Report in respect of that date:

»	to apportion Deferred revenue and Deferred expenses between a long-term and current portion and

»	to reclassify Other financial assets and Other financial liabilities to current and long-term portions.

Restatements (Refer to accompanying table)

The Group has restated certain comparative figures as at September 30, 2004 and March 31, 2005 as a result of the following:

Operating leases

The Group restated lease payments and receipts under operating leases in order to recognise the expenses on a straight-line basis over the lease terms. This ensures that the income statement charge is more representative of the time pattern of the operating lease benefit to the Group. The Group previously recognised the expenses based on the amount paid or payable for each period. The restatement does impact the Group’s results for the period ended September 30, 2004.

Software transferred to intangible assets

The Group previously classified all computer software as property, plant and equipment. The Group reclassified computer software cost and accumulated depreciation that are not considered integral to the related hardware to intangible assets. Consequently the Group also reclassified software depreciation to amortisation of intangible assets. The change in classification does not impact the Group’s results or cash flow information for the period ended September 30, 2004 or the year ended March 31, 2005.

In addition, the Group has also restated certain comparative figures as at September 30, 2004 as a consequence of the restatements done at March 31, 2005, as detailed in the Annual Report in respect of that date:

»	Restatement of employee liabilities – sick leave

»	Equipment sales

»	Change in useful lives of property, plant and equipment

Telkom Group interim results – September 2005

Notes to the condensed consolidated interim financial statements (continued)

for the six months ended September 30, 2005

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES (continued)

The following table reflects the values of the different line items prior and subsequent to the changes in accounting policies, reclassifications and restatements as discussed in this note:

		Change in accounting policies			Reclassifications		Restatements
										Property,
										plant and
	Balances									equipment
	as				Financial	Deferred				and			Business	Balance
	previously	Goodwill	Foreign	Revenue	assets/	revenue/	Operating	Equipment	Intangible	intangible	Deferred	Employee	combi-	As
	reported	translation	exchange	recognition	liabilities	expenses	leases	sales	assets	assets	taxation	liability	nation	restated
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
September 30, 2004
Income Statement
Operating revenue	21,520	–	–	–	–	–	–	(182)	–	–	–	–	–	21,338
Selling, general and
administrative expenses	4,631	–	–	–	–	–	2	(182)	–	–	–	–	–	4,451
Depreciation, amortisation,
impairment and write-offs	3,493	–	–	–	–	–	–	–	–	(299)	–	–	–	3,194
Finance charges	936	–	(1)	–	–	–	–	–	–	–	–	–	–	935
Taxation	1,550	–	–	–	–	–	–	–	–	89	–	–	–	1,639
Profit for the period	2,825	–	1	–	–	–	(2)	–	–	210	–	–	–	3,034
Balance Sheet
Non-current assets
Property, plant
and equipment	38,080	–	–	–	–	–	–	–	(1,728)	196	–	–	–	36,548
Intangible assets	593	(16)	–	–	–	–	–	–	1,728	103	–	–	(14)	2,394
Operating lease assets	–	–	–	–	–	–	13	–	–	–	–	–	–	13
Other financial assets	–	–	–	–	120	–	–	–	–	–	–	–	–	120
Deferred expenses	415	–	–	(329)	–	–	–	–	–	–	–	–	–	86
Deferred taxation	918	–	–	–	–	–	–	–	–	–	(504)	–	–	414
Current assets
Current portion of
other financial assets	1,053	–	–	–	(58)	–	–	–	–	–	–	–	–	995
Short-term investments	51	–	–	–	(41)	–	–	–	–	–	–	–	–	10
Current portion of
deferred expenses	38	–	–	54	–	197	–	–	–	–	–	–	–	289
Trade and other receivables	6,589	–	–	–	(21)	(197)	–	–	–	–	–	–	1	6,372
Equity
Non-distributable reserves	298	(13)	(1)	–	–	–	–	–	–	–	–	–	(15)	269
Retained earnings	15,822	(3)	1	–	–	–	(32)	–	–	210	–	330	1	16,329
Minority interests	243	–	–	–	–	–	–	–	–	–	–	–	1	244
Non-current liabilities
Operating lease liabilities	–	–	–	–	–	–	58	–	–	–	–	–	–	58
Other financial liabilities	–	–	–	–	166	–	–	–	–	–	–	–	–	166
Deferred taxation	1,475	–	–	–	–	–	(13)	–	–	89	(504)	–	–	1,047
Deferred revenue	415	–	–	(329)	–	146	–	–	–	–	–	–	–	232
Current liabilities
Current portion of
deferred revenue	1,476	–	–	54	–	(146)	–	–	–	–	–	–	–	1,384
Current portion of provisions	1,407	–	–	–	–	–	–	–	–	–	–	(330)	–	1,077
Current portion of
other financial liabilities	412	–	–	–	(166)	–	–	–	–	–	–	–	–	246

Telkom Group interim results – September 2005

Notes to the condensed consolidated interim financial statements (continued)

for the six months ended September 30, 2005

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES (continued)

The following table reflects the values of the different line items prior and subsequent to the changes in accounting policies, reclassifications and restatements as discussed in this note:

		Change in accounting policies			Reclassifications		Restatements
										Property,
										plant and
	Balances									equipment
	as				Financial	Deferred				and			Business	Balance
	previously	Goodwill	Foreign	Revenue	assets/	revenue/	Operating	Equipment	Intangible	intangible	Deferred	Employee	combi-	As
	reported	translation	exchange	recognition	liabilities	expenses	leases	sales	assets	assets	taxation	liability	nation	restated
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
March 31, 2005
Balance Sheet
Non-current assets
Property, plant
and equipment	39,073	–	–	–	–	–	–	–	(1,745)	–	–	–	–	37,328
Intangible assets	533	–	–	–	–	–	–	–	1,745	–	–	–	–	2,278
Operating lease assets	–	–	–	–	–	–	14	–	–	–	–	–	–	14
Equity		–	–	–	–	–	(30)	–	–	–	–	–	–
Retained earnings	19,947	–	–	–	–	–	–	–	–	–	–	–	–	19,917
Non-current liabilities
Operating lease liabilities	–	–	–	–	–	–	57	–	–	–	–	–	–	57
Deferred taxation	1,239	–	–	–	–	–	(13)	–	–	–	–	–	–	1,226

	March 31	September 30	September 30
	2005	2004	2005
	Rm	Rm	Rm
2. OPERATING REVENUE	43,117	21,338	23,456

Fixed-line	30,845	15,455	16,083
Mobile	12,272	5,883	7,373

Fixed-line	30,845	15,455	16,083

Subscriptions, connections and other usage	5,316	2,611	2,804
Traffic	17,723	8,978	8,911

Domestic (local and long distance)	9,286	4,730	4,608
Fixed-to-mobile	7,302	3,628	3,821
International (outgoing)	1,135	620	482

Interconnection	1,320	719	733
Data	5,510	2,618	3,054
Directories and other	976	529	581

Change in comparatives

The Group restated its revenue relating to mobile equipment sales for the period ended September 30, 2004 with

R182 million (Refer note 1).

Telkom Group interim results – September 2005

Notes to the condensed consolidated interim financial statements (continued)

for the six months ended September 30, 2005

	March 31	September 30	September 30
	2005	2004	2005
	Rm	Rm	Rm
3. WORKFORCE REDUCTION EXPENSE (INCLUDED IN EMPLOYEE EXPENSES)	961	144	45

The Group recognises the cost of workforce reduction associated with management’s plan to reduce the size of its workforce to a comparable level for international telecommunication companies.

In concluding the Group’s workforce reduction initiatives of the previous year, an additional 227 employees have left the Group in the six months ended September 30, 2005 (September 30, 2004: 896; March 31, 2005: 5,041). These employees include management and operating staff.

	March 31	September 30	September 30
	2005	2004	2005
	Rm	Rm	Rm
4. DEPRECIATION, AMORTISATION,
IMPAIRMENT AND WRITE-OFFS	6,288	3,194	2,921

Depreciation of property, plant and equipment	5,405	2,705	2,595
Depreciation of investment properties	2	1	1
Amortisation of intangible assets	537	260	261
Impairment of intangible assets	49	49	–
Impairment of property, plant and equipment	85	69	(34)
Write-offs of property, plant and equipment*	210	110	98

*These costs represent individual assets written-off, none of which are individually material.

Change in comparatives

The Group reclassified R199 million for September 30, 2004 (March 31, 2005: R419 million) from Depreciation to Amortisation (Refer note 7). The comparatives were also restated due to the revision of the estimated useful lives of property, plant and equipment with R196 million and intangible assets with R103 million for September 30, 2004 (Refer note 1). The adjustment is as a consequence of the restatements done at March 31, 2005.

Impairment of property, plant and equipment and intangible assets

The Vodacom Group assessed the assets of VM, S.A.R.L. for impairment in accordance with the requirements of IAS36: Impairment of Assets. The recoverable amount of these assets has been determined in South African Rand based on the fair value of the assets less costs of disposal.

The fair value of the assets was obtained from a knowledgeable, willing party on an arm’s length basis, based on the assumption that the assets would be disposed of on an item by item basis. The amount with which the carrying amount exceeded the recoverable amount was recognised as an impairment loss.

The functional currency of VM, S.A.R.L. is the Mozambiquan Meticals. The recoverable amount was determined in South African Rand. The reversal of the impairment loss related to infrastructure in the current period is therefore due to the deterioration of the Mozambiquan Meticals against the South African Rand as well as the deterioration of the South African Rand against the Euro in the period ended September 30, 2005.

Telkom Group interim results – September 2005

Notes to the condensed consolidated interim financial statements (continued)

for the six months ended September 30, 2005

	March 31	September 30	September 30
	2005	2004	2005
5. EARNINGS PER SHARE
Basic earnings per share (cents)	1,241.8	541.8	792.7

The calculation of earnings per share is based on profit attributable to equity holders of Telkom SA Ltd for the year/period of R4,210 million (September 30, 2004: R2,977 million; March 31, 2005: R6,724 million) and 531,102,429 (September 30, 2004: 549,500,398; March 31, 2005: 541,498,547) weighted average number of ordinary shares outstanding.

Reconciliation of weighted average number of ordinary shares

Ordinary shares outstanding	557,031,819	557,031,819	544,944,899
Weighted average number of treasury shares	(15,533,272)	(7,531,421)	(13,842,470)
Weighted average number of shares outstanding	541,498,547	549,500,398	531,102,429

Diluted earnings per share (cents)	1,239.4	540.9	790.0

The calculation of diluted earnings per share is based on earnings for the year/period of R4,210 million (September 30, 2004: R2,977 million; March 31, 2005: R6,724 million) and 532,939,130 diluted weighted average number of ordinary shares outstanding (September 30, 2004: 550,377,860; March 31, 2005: 542,537,579). The adjustment in the weighted average number of shares is as a result of the expected future vesting of shares already allocated to employees under the Telkom Conditional Share Plan.

Headline earnings per share (cents)	1,274.1	574.9	775.9

The calculation of headline earnings per share is based on headline earnings of R4,121 million (September 30, 2004: R3,159 million; March 31, 2005: R6,899 million) and 531,102,429 (September 30, 2004: 549,500,398; March 31, 2005: 541,498,547) weighted average number of ordinary shares outstanding.

Reconciliation between earnings and headline earnings (Rm):

Earnings as reported	6,724	2,977	4,210
Adjustments:
Profit on disposal of investment	(64)	(10)	(122)
Profit on disposal of property, plant and equipment	(30)	(8)	(68)
Impairment of property, plant and equipment
and intangible assets	134	118	(34)
Write-offs of property, plant and equipment	210	110	98
Tax and minority interest effects	(75)	(28)	37
Headline earnings	6,899	3,159	4,121

Diluted headline earnings per share (cents)	1,271.6	574.0	773.3

The calculation of diluted headline earnings per share is based on headline earnings of R4,121 million (September 30, 2004: R3,159 million; March 31, 2005: R6,899 million) and 532,939,130 (September 30, 2004: 550,377,860; March 31, 2005: 542,537,579) diluted weighted average number of ordinary shares outstanding. The adjustment in the weighted average number of shares is as a result of the expected future vesting of shares already allocated to employees under the Telkom Conditional Share Plan.

Telkom Group interim results – September 2005

Notes to the condensed consolidated interim financial statements (continued)

for the six months ended September 30, 2005

	March 31	September 30	September 30
	2005	2004	2005
5. EARNINGS PER SHARE (continued)

Reconciliation of diluted weighted average number of ordinary shares
Weighted average number of shares	541,498,547	549,500,398	531,102,429
Expected future vesting of shares	1,039,032	877,462	1,836,701
Weighted average number of shares outstanding	542,537,579	550,377,860	532,939,130
Dividend per share (cents)	110	110	900

The calculation of dividend per share is based on dividends of R4,801 million (September 30, 2004: R606 million; March 31, 2005: R606 million) and 533,465,571 (September 30, 2004: 551,509,083; March 31, 2005: 551,509,083) number of ordinary shares outstanding. The reduction in the number of shares represents the number of treasury shares held on date of payment.

The disclosure of headline earnings is a requirement of the JSE Limited and is not a recognised measure for US reporting.

Change in comparatives

The amounts for basic, diluted, headline and diluted headline earnings per share for September 30, 2004 have changed as a result of the change in accounting policies and restatements as discussed in Note 1.

	March 31	September 30	September 30
	2005	2004	2005
6. NET ASSET VALUE PER SHARE (CENTS)	5,028.8	4,330.2	4,759.8

The calculation of net asset value per share is based on net assets of R24,818 million (September 30, 2004: R23,100 million; March 31, 2005: R26,827 million) and 521,408,320 (September 30, 2004: 533,465,571; March 31, 2005: 533,465,571) number of ordinary shares outstanding.

	March 31	September 30	September 30
	2005	2004	2005
	Rm	Rm	Rm
7. PROPERTY, PLANT AND EQUIPMENT
Additions	5,237	1,620	2,565
A major portion of this capital expenditure relates to
the expansion of existing networks and services.
Disposals	(19)	(2)	(10)
Transfer to Intangible assets (Refer note 8).	(1,745)	(1,728)	–

Change in comparatives

The comparatives have been restated due to the transfer of Software to Intangible assets. The comparatives were also restated due to the revision of the estimated useful lives of property, plant and equipment with R196 million for September 30, 2004 (Refer note 1).

Telkom Group interim results – September 2005

Notes to the condensed consolidated interim financial statements (continued)

for the six months ended September 30, 2005

March 31 2005			September 30 2004			September 30 2005

	Accumulated	Carrying		Accumulated	Carrying		Accumulated	Carrying
Cost	amortisation	value	Cost	amortisation	value	Cost	amortisation	value
Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm

8.	INTANGIBLE ASSETS

Goodwill	269	–	269	295	–	295	288	–	288
Trademarks and copyrights	589	(389)	200	551	(337)	214	679	(427)	252
Licences	171	(107)	64	154	(100)	54	160	(100)	60
Software	4,704	(2,959)	1,745	3,931	(2,100)	1,831	5220	(3,164)	2,056
	5,733	(3,455)	2,278	4,931	(2,537)	2,394	6,347	(3,691)	2,656
				March 31		September 30		September 30
				2005		2004		2005
				Rm		Rm		Rm

Additions				613		455		531
Disposals				–		–		(18)

Change in comparatives

The comparatives have been restated due to the transfer of certain items of Software from Property, plant and equipment to Intangible assets with R1,728 million for September 30, 2004 (March 31, 2005: R1,745 million) (Refer note 1). The Group reviewed the classification of items in property, plant and equipment and where it was found that software was not an integral part of the related hardware it was transferred to intangible assets.

As a consequence of the restatement done at March 31, 2005 the comparatives were also restated due to the revision of the estimated useful lives of intangible assets with R103 million for September 30, 2004 (Refer note 1).

	March 31	September 30	September 30
	2005	2004	2005
	Rm	Rm	Rm
9. DEFERRED TAXATION	(714)	(633)	(1,113)

Deferred tax assets	512	414	269
Deferred tax liabilities	(1,226)	(1,047)	(1,382)

Change in comparatives

The comparatives have been restated due to a restatement of depreciation and amortisation as a result of the revision of the estimated useful lives of assets, the restatement of operating leases and also due to the offsetting of the deferred tax asset against the deferred tax liability with R76 million for September 30, 2004 (Refer note 1).

Notes to the condensed consolidated interim financial statements (continued)

Telkom Group interim results – September 2005

for the six months ended September 30, 2005

	March 31	September 30	September 30
	2005	2004	2005
	Rm	Rm	Rm
10. NET CASH AND CASH EQUIVALENTS	2,301	2,105	951
Cash and bank balances	2,375	1,379	2,476
Short-term deposits	835	1,724	220
Cash shown as current assets	3,210	3,103	2,696
Credit facilities utilised	(909)	(998)	(1,745)
Undrawn borrowing facilities	4,750	3,422	7,977

The increase in the undrawn borrowing facilities is due to the renegotiation of the Group’s existing facilities.

The undrawn borrowing facilities are unsecured, bear interest at a rate linked to prime, have no specific maturity date and are subject to annual review. The facilities are in place to ensure liquidity.

Borrowing powers

The directors may mortgage or encumber Telkom’s property or any part thereof and issue debentures, whether secured or unsecured, whether outright or as security for debt, liability or obligation of Telkom or any third party. For this purpose the borrowing powers of Telkom are unlimited.

	March 31	September 30	September 30
	2005	2004	2005
	Rm	Rm	Rm
11. NUMBER OF SHARES IN ISSUE
Issued and fully paid	8,293	8,293	6,791

544,944,897 (September 30, 2004: 557,031,817;
March 31, 2005: 557,031,817) ordinary shares
of R10 each	5,570	5,570	5,449
1 (September 30, 2004: 1; March 31, 2005: 1)
Class A ordinary share of R10	–	–	–
1 (September 30, 2004: 1; March 31, 2005: 1)
Class B ordinary share of R10	–	–	–
Share premium	2,723	2,723	1,342

The directors have been given the authority by the shareholders to buy back Telkom’s own shares up to a limit of 20% of the current issued share capital. This authority expires at the next Annual General Meeting.

Notes to the condensed consolidated interim financial statements (continued)

for the six months ended September 30, 2005

Telkom Group interim results – September 2005

March 31	September 30	September 30
2005	2004	2005

11. NUMBER OF SHARES IN ISSUE (continued)
Treasury shares	(1,812)	(1,812)	(1,809)

At September 30, 2005 12,687,521 (September 30, 2004: 12,717,190; March 31, 2005: 12,717,190) and 10,849,058 (September 30, 2004: 10,849,058; March 31, 2005: 10,849,058) ordinary shares in Telkom, with a fair value of R1,600 million (September 30, 2004: R936 million; March 31, 2005: R1,366 million) and R1,369 million respectively (September 30, 2004: R798 million; March 31, 2005: R1,166 million) are held as treasury shares by its subsidiaries Rossal No 65 (Proprietary) Limited and Acajou Investments (Proprietary) Limited respectively. The reduction in the treasury shares is due to 29,669 shares that vested in terms of the Telkom Conditional Share Plan and were re-issued during the six months ended September 30, 2005.

Share buy-back

During the six months ended September 30, 2005 Telkom bought back 12,086,920 ordinary shares at a total consideration of R1,502 million. This reduced the share capital with R121 million and the share premium with R1,381 million.

The shares bought back are in the process of being cancelled from the issued share capital by the Registrar of Companies.

	March 31	September 30	September 30
	2005	2004	2005
	Rm	Rm	Rm
12. SHARE-BASED COMPENSATION RESERVE	68	21	91

The compensation reserve represents the cumulative amount of the equity-settled share-based payment transactions recognised in the income statement during the vesting period of the equity instruments granted to all employees in terms of the Telkom Conditional Share Plan. The shareholders of Telkom approved the Telkom Conditional Share Plan at the January 27, 2004 Annual General Meeting. The scheme covers both operational and management employees and is aimed at giving shares to Telkom employees, at Rnil exercise price, at the end of the vesting period, provided they are still employed by Telkom. Vesting for the share award to operational employees is 0% at the end of year one and 33% at the end of each of the three years thereafter. The shares awarded to management employees will vest in full after three years.

Telkom and its employees shared an understanding of the terms and conditions as at August 8, 2004, the grant date of the first allocation to employees in terms of the Telkom Conditional Share Plan. The ultimate number of shares that will vest may differ based on certain individual and Telkom performance conditions being met. The related compensation expense is recognised over the vesting period of the shares granted, commencing on the grant date.

The Telkom Board approved the second allocation of shares to employees as at June 23, 2005, with a grant date of June 1, 2005. A total of 2,024,387 shares were granted. The ultimate number of shares that will vest may differ based on certain individual and Telkom performance conditions being met. The related compensation expense is recognised over the vesting period of the shares granted, commencing on the grant date.

Notes to the condensed consolidated interim financial statements (continued)

for the six months ended September 30, 2005

March 31	September 30	September 30

Telkom Group interim results – September 2005

2005	2004	2005
Number of	Number of	Number of
shares	shares	shares

12.     SHARE-BASED COMPENSATION RESERVE   (continued)

The following table illustrates the movement of the maximum number of shares that will vest to employees:
Outstanding at beginning of year	–	–	2,943,124
Granted during the year/period	3,046,242	3,036,435	2,024,387
Forfeited during the year/period	(103,118)	(62,815)	(74,295)
Vested/settled during the year/period	–	–	(446,572)
Outstanding at end of year/period	2,943,124	2,973,620	4,446,644

In the terms of the settlement agreement between Telkom and Mr Sizwe Nxasana, the former CEO, the Telkom Board approved the acceleration of the vesting of 29,669 shares that had been granted to Mr Nxasana with the result that the shares vested on August 31, 2005. On September 15, 2005 Mr Nxasana exercised his right to the shares and the shares were transferred from Rossal No 65 (Proprietary) Limited to Mr Nxasana.

The 416,903 shares granted to employees who accepted Voluntary Severance Packages and Voluntary Early Retirement Packages were settled in cash during the six months ended September 30, 2005 in terms of a decision of the Telkom Board. The shares are still held by Rossal No 65 (Proprietary) Limited and are available for future grants.

The fair value of the shares granted on August 8, 2004 has been calculated by an actuary using a market share price of R77.50 at grant date, and adjusted for a 2.6% dividend yield.

The fair value of the shares granted on June 1, 2005 has been calculated by an actuary using a market share price of R111.00 at grant date, and adjusted for a 3.6% dividend yield.

The principal assumptions used in calculating the expected number of shares that will vest are as follows:

Employee turnover (%)	5	10	5
Meeting specified performance criteria (%)	100	100	100

At September 30, 2005 the estimated total compensation expense to be recognised over the vesting period was R376 million (September 30, 2004: R161 million; March 31, 2005: R192 million), of which R55 million (September 30, 2004: R21 million; March 31, 2005: R68 million) was recognised in employee expenses for the period. There was an additional expense of

R7 million in the period due to the cash settlement of shares granted to employees who accepted Voluntary Severence Packages and Voluntary Early Retirement Packages.

Notes to the condensed consolidated interim financial statements (continued)

for the six months ended September 30, 2005

March 31	September 30	September 30

Telkom Group interim results – September 2005

	2005	2004	2005
	Rm	Rm	Rm
13. INTEREST-BEARING DEBT

Long-term portion of interest-bearing debt	9,504	9,000	9,702

Foreign debt	794	527	198
Finance leases	1,184	1,186	1,184

Current portion of interest-bearing debt	4,499	6,170	2,228

Local debt	264	1,669	1,433
Foreign debt	4,210	4,480	763
Finance leases	25	21	32

Movements in borrowings for the six month period ended September 30, 2005 are as follows:

Repayments/refinancing

The Euro bond with a nominal value of Euro500 million at March 31, 2005 was redeemed on April 11, 2005. The facility was refinanced with commercial paper bills of R2,550 million ranging in maturities from 1 month to 1 year, with yields of between 7.00% and 7.51% and an additional issue of R600 million (nominal amount) of the existing TL06 bond.

Commercial paper bills with a nominal value of R1,883 million were redeemed in the current financial year. Of these, R262 million was outstanding at March 31, 2005. These redemptions were financed with cash flow from operations.

Repayment/refinancing of current portion of interest-bearing debt

The repayment/refinancing of R2,228 million of the current portion of interest-bearing debt will depend on the market circumstances at the time of repayment. Management believes that sufficient funding facilities will be available at the date of repayment/refinancing.

The Bond Exchange of South Africa has granted a listing effective from April 1, 2005 on the TL20 Bonds. None of the bonds have traded publicly to date.

Notes to the condensed consolidated interim financial statements (continued)

for the six months ended September 30, 2005

March 31	September 30	September 30

Telkom Group interim results – September 2005

	2005	2004	2005
	Rm	Rm	Rm
14. COMMITMENTS
Capital commitments authorised	7,970	5,066	4,938

Fixed-line	5,029	3,226	3,236
Mobile	2,941	1,840	1,702

Commitments against authorised capital expenditure	825	1,156	1,264

Fixed-line	91	445	550
Mobile	734	711	714

Authorised capital expenditure not yet contracted	7,145	3,910	3,674

Fixed-line	4,938	2,781	2,686
Mobile	2,207	1,129	988

Management expects these commitments to be financed from internally generated cash and other borrowings.

	March 31	September 30	September 30
	2005	2004	2005
	Rm	Rm	Rm
15. CONTINGENCIES
Third parties	33	35	30

Telkom SA Limited	30	30	30
Joint venture	3	5	–

Guarantee of employee housing loans	122	125	61

Third parties

These amounts represent sundry disputes with third parties that are not individually significant and that the Group does not intend to settle

Guarantee of employee housing loans

Telkom guarantees a certain portion of employees’ housing loans. The amount guaranteed differs depending on facts such as employment period and salary rates. When an employee leaves the employment of Telkom, any housing debt guaranteed by Telkom is settled before any pension payout can be made to the employee. Telkom recognises a provision when it becomes probable that a guarantee will be called. There is no provision outstanding in respect of these contingencies. The maximum amount of the guarantee in the event of the default is as disclosed above.

The guarantees as at September 30, 2005 have reduced due to negotiations with financial institutions to release certain guarantees older than 5 years.

Notes to the condensed consolidated interim financial statements (continued)

for the six months ended September 30, 2005

Telkom Group interim results – September 2005

15. CONTINGENCIES (continued)

Supplier dispute

Expenditure of R594 million was incurred up to March 31, 2002 for the development and installation of an integrated end-to-end customer assurance and activation system to be supplied by Telcordia. In the 2001 financial year, the agreement with Telcordia was terminated and in that year the dispute was taken to arbitration where Telcordia was seeking approximately US$130 million plus interest at a rate of 15.50% per year for money outstanding and damages.

On December 8, 2004 the court dismissed Telcordia’s petition. Telcordia has since filed its appeal and the matter is expected to be heard before the end of 2005.

On November 29, 2004, the Supreme Court of Appeals, Bloemfontein granted Telcordia leave to appeal. A date for the hearing of the appeal will only be allocated once all Heads of Argument have been filed. The appeal is expected to be heard in the first half of 2006. The dispute between Telkom and Telcordia and the amount of Telkom’s liability are not expected to be finalised until early 2006. As Telkom no longer believes it has a probable obligation, it has provided US$Nil (September 30, 2004: US$Nil, March 31, 2005: US$Nil) for its estimate of probable liabilities.

Competition commission

The South African Value Added Network Services (“SAVA”), an association of Value Added Network Services (“VANS”) providers, filed complaints against Telkom at the Competition Commission regarding alleged anti-competitive practices on the part of Telkom. Certain of the complaints have been referred to the Competition Tribunal by the Competition Commission for adjudication. A maximum administrative penalty of up to 10%, calculated with reference to Telkom’s annual turnover, excluding the turnover of subsidiaries and joint ventures, for the financial year prior to the complaint date, may be imposed if it is found that Telkom has committed a prohibited practice as set out in the Competition Act, 1998 (as amended). The Competition Commission has to date not imposed the maximum penalty.

We are currently waiting for the Competition Commission to file its record of proceedings. Telkom is confident that it has not committed a prohibited practice as set out in the Competitions Act as authorised by its PSTS licence. We do not expect the Competition Tribunal to adjudicate on this matter within the next two years.

Interception of Communications and Provisions of Communication-related Information Act (“the Act”)

The Act was assented and published on January 22, 2003, but will only become effective at a future date which is currently uncertain. Due to the fact that certain provisions of the Act are still being finalised, a reliable estimate of capital and operating costs that will potentially be incurred in order to comply with the provisions of the Act cannot be estimated at this stage.

The Group exposure is 50% of the following items:

Global Alliance fees

The Vodacom Group pays annual fees from February 18, 2005 for the services provided. The fee is calculated as a percentage of revenue.

Retention incentives

The Vodacom Group has committed a maximum of R243 million (March 31, 2005: R373 million) in respect of customers already beyond their normal 24 month contract period, but who have not yet upgraded to new contracts, and therefore have not utilised the incentive available for such upgrades. The Group has not provided for this liability, as no legal obligation exists, since the customers have not yet entered into new contracts.

Notes to the condensed consolidated interim financial statements (continued)

for the six months ended September 30, 2005

Telkom Group interim results – September 2005

15. CONTINGENCIES (continued)

Econet Wireless Limited

The Vodacom Group has entered into negotiations regarding the acquisition of a controlling interest in VEE Networks Limited (“VEE”), trading as V-Mobile in Nigeria, which if successful, would result in significant future commitments for the Vodacom Group. No further information has been disclosed as the information is confidential.

Put and call options

In terms of various shareholders’ agreements, put and call options exist for the acquisition of shares in the following companies:

Call options:

Period
VM, S.A.R.L. call option	Four years from August 23, 2003
Skyprops 134 (Proprietary) Limited	Anytime up until December 1, 2012

Put options:

Smartphone SP (Proprietary) Limited	For as long as the service provider agreement is in place

Either on termination by Smartphone of the agency agreement or if Vodacom Group reduces the service provider discount below stipulated percentages as per the put option agreement

Congolese Wireless Network s.p.r.l (“CWN”)	Maximum 8 years after December 1, 2001

If the recharge agreement with Vodacom (Proprietary) Limited is not continued after August 31, 2008 on reasonably acceptable terms to the sellers

Neither of the put and call options have any value at any of the periods presented as the conditions set out in the agreements have not been met, and on Skyprops 134 (Pty) Limited the face value of the shares and claims equal the market value.

Negative working capital ratio

At each of the financial periods ended September 30, 2005, September 30, 2004 and the year ended March 31, 2005 the Group had a negative working capital ratio. A negative working capital ratio arises when current liabilities are greater than current assets. Current liabilities are intended to be financed from operating cash flows, new borrowings and borrowings available under existing credit facilities.

Telkom Group interim results – September 2005

Notes to the condensed consolidated interim financial statements (continued)

for the six months ended September 30, 2005

March 31	September 30	September 30
2005	2004	2005
Rm	Rm	Rm
16. SEGMENT INFORMATION
The inter-company transactions are reflected as net and are thus eliminated against segment results:
Business Segment
Consolidated revenue	43,117	21,338	23,456

Fixed-line	31,414	15,733	16,407

To external customers	30,845	15,455	16,083
Intercompany	569	278	324

Mobile	13,657	6,573	8,088

To external customers	12,272	5,883	7,373
Intercompany	1,385	690	715

Elimination	(1,954)	(968)	(1,039)

Other income	280	133	287

Fixed-line	255	117	270
Elimination	(9)	–	–
Mobile	34	16	20
Elimination	–	–	(3)

Operating expenses	32,175	15,997	16,226

Fixed-line	23,690	11,643	11,273
Elimination	(1,385)	(690)	(718)
Mobile	10,448	5,322	5,995
Elimination	(578)	(278)	(324)

Consolidated operating profit	11,222	5,474	7,517

Fixed-line	7,979	4,207	5,404
Elimination	807	412	394
Mobile	3,243	1,267	2,113
Elimination	(807)	(412)	(394)

Consolidated investment income	350	134	217

Fixed-line	1,992	902	1,037
Elimination	(1,700)	(800)	(850)
Mobile	58	32	30

Consolidated finance charges	1,695	935	745

Fixed-line	1,647	911	523
Mobile	48	24	222

Telkom Group interim results – September 2005

Notes to the condensed consolidated interim financial statements (continued)

for the six months ended September 30, 2005

	March 31	September 30	September 30
	2005	2004	2005
	Rm	Rm	Rm
16. SEGMENT INFORMATION (continued)
Consolidated taxation	3,070	1,639	2,708

Fixed-line	1,763	1,085	1,981
Mobile	1,307	554	727

Minority interests	83	57	71

Fixed-line	68	48	59
Mobile	15	9	12

Profit attributable to equity holders of Telkom SA Limited	6,724	2,977	4,210

Fixed-line	6,493	3,065	3,878
Elimination	(893)	(388)	(456)
Mobile	1,931	712	1,182
Elimination	(807)	(412)	(394)

Consolidated assets	50,177	49,866	50,468

Fixed-line	40,206	40,709	39,081
Mobile	11,157	10,250	12,550
Elimination	(1,186)	(1,093)	(1,163)

Investments	2,346	1,670	2,523

Fixed-line	2,240	1,605	2,523
Mobile	106	65	–

Other financial assets	5,074	1,115	394

Fixed-line	5,039	1,032	262
Mobile	35	83	132

Total assets	57,597	52,651	53,385
Consolidated liabilities	14,523	12,648	14,397

Fixed-line	9,914	8,586	8,876
Mobile	5,795	5,155	6,684
Elimination	(1,186)	(1,093)	(1,163)

Interest-bearing debt	14,003	15,170	11,930

Fixed-line	12,703	13,829	10,638
Mobile	1,300	1,341	1,292

Other financial liabilities	313	412	350

Fixed-line	313	399	297
Mobile	–	13	53

Telkom Group interim results – September 2005

Notes to the condensed consolidated interim financial statements (continued)

for the six months ended September 30, 2005

	March 31	September 30	September 30
	2005	2004	2005
	Rm	Rm	Rm
16. SEGMENT INFORMATION (continued)

Tax liabilities	1,711	1,077	1,576

Fixed-line	1,395	857	1,298
Mobile	316	220	278

Total liabilities	30,550	29,307	28,253

Other segment information
Capital expenditure for property, plant and equipment	5,237	1,620	2,565

Fixed-line	3,641	971	1,423
Mobile	1,596	649	1,142

Capital expenditure for intangible assets	613	455	531

Fixed-line	462	398	435
Mobile	151	57	96

Depreciation and amortisation	5,944	2,966	2,857

Fixed-line	4,522	2,256	2,154
Mobile	1,422	710	703

Impairment and asset write-offs	295	179	64

Fixed-line	210	110	98
Mobile	85	69	(34)

Intangible assets impairment – Mobile	49	49	–

Workforce reduction expense – Fixed-line	961	144	45

Telkom Group interim results – September 2005

Notes to the condensed consolidated interim financial statements (continued)

for the six months ended September 30, 2005

	March 31	September 30	September 30
	2005	2004	2005
	Rm	Rm	Rm
17. RELATED PARTIES
Details of material transactions and balances with related parties not disclosed elsewhere in the condensed consolidated interim financial statements were as follows:
With joint venture:
Vodacom Group (Proprietary) Limited
Related party balances
Trade receivables	42	47	46
Trade payables	(250)	(250)	(267)
Related party transactions
Income	(569)	(278)	(324)
Expenses	1,385	690	715
Audit fees	3	1	1
With shareholders:
Thintana Communications LLC
Management fees	57	49	–
On November 22, 2004, Thintana Communications LLC sold their total interest in Telkom SA Limited.
Government
Income	(1,987)	(987)	(1,060)
Trade receivables	185	197	214
Employees
Other receivables	102	108	91
With entities under common control:
Major public entities
Related party balances
Trade receivables	33	31	32
Trade payables	(7)	(5)	(2)
The outstanding balances are unsecured and will be settled in cash in the ordinary course of business.
Related party transactions
Income	(278)	(198)	(172)
Expenses	181	94	79
Rent received	(9)	(5)	(5)
Rent paid	11	5	5

Telkom Group interim results – September 2005

Notes to the condensed consolidated interim financial statements (continued)

for the six months ended September 30, 2005

	March 31	September 30	September 30
	2005	2004	2005
	Rm	Rm	Rm
18. PURCHASE OF SUBSIDIARIES AND BUSINESS COMBINATIONS
The following acquisitions were made:
By the Group’s 50% joint venture, Vodacom
On April 16, 2004, Vodacom acquired an 85.75% interest in the equity of Smartcom (Proprietary) Limited through its
51% owned subsidiary, Smartphone SP (Proprietary) Limited.
Aggregate fair value of net assets acquired	(36)	(36)
Minority interest	5	5
Goodwill	(4)	(4)
Purchase price	(35)	(35)
Cash and cash equivalents	31	31
Cash consideration	(4)	(4)
Plus: Smartphone SP (Proprietary) Limited’s share of the dividend paid by Smartcom (Proprietary) Limited	(4)	(4)
	(8)	(8)
The carrying value of the assets and liabilities at acquisition was as follows:	2	2

Non-current assets	3	3
Current assets	60	60
Current liabilities	(61)	(61)

The purchase price of R78 million (Group share: R39 million) (including capitalised costs, excluding dividend from Smartcom (Proprietary) Limited) was paid during April 2004. The Company declared a dividend to its shareholders from pre-acquisition reserves on August 18, 2004. The dividend was paid on August 31, 2004. The goodwill relating to the acquisition represents future synergies and the ability to directly control the Group’s customers.

On February 1, 2005, the cellular business of Tiscali (Proprietary) Limited. The fair value of the assets and liabilities were preliminarily determined as follows:
Aggregate fair value of net assets acquired	(15)

Trademarks, copyrights and other	(22)
Deferred taxation liability	7

Goodwill	(5)
Purchase price	(20)

Telkom Group interim results – September 2005

Notes to the condensed consolidated interim financial statements (continued)

for the six months ended September 30, 2005

	March 31	September 30	September 30
	2005	2004	2005
	Rm	Rm	Rm
18. PURCHASE OF SUBSIDIARIES AND BUSINESS COMBINATIONS (continued)

The customer base was not previously recorded in the accounting records of Tiscali (Proprietary) Limited as it was an internally generated intangible asset. The goodwill related to the acquisition represents future synergies and the ability to directly control customers. It is impracticable to disclose the revenue and profit of the business that is included in the results as the customer base was integrated into Vodacom Service Provider Company (Proprietary) Limited. The profit and revenue related to these customers were not separately recorded.

Smartphone SP (Proprietary) Limited and subsidiaries

The purchase price of R231 million (Group share: R116 million) together with capitalised costs of R3 million (Group share: R2 million) totalling R234 million (Group share: R118 million), was paid on April 7, 2004. The outstanding amount accrued interest at prime less 2% per annum from March 1, 2004 up to the date of payment. The Company had a contingent asset of R71 million (Group share: R36 million) on date of acquisition. A portion of the contingent asset was realised prior to September 30, 2005 and the remainder subsequent thereto. An additional payment will therefore be made to the previous owners of Smartphone SP (Proprietary) Limited amounting to 51% of the amount less legal costs incurred by the company in realising the contingent asset. The additional payment accrues interest at prime less 2% per annum from March 1, 2004 up to the date of the payment.

	March 31	September 30	September 30
	2005	2004	2005
	Rm	Rm	Rm

On August 1, 2005, the Vodacom Group acquired a 51% interest in the equity of Cointel VAS (Proprietary) Limited. The fair value of the assets and liabilities acquired were determined by the Group and are as follows:

Fair value of net assets acquired			(47)

Property, plant and equipment			(1)
Intangible assets			(90)
Trade and other receivables			(4)
Cash and cash equivalents			(42)
Deferred taxation liability			18
Trade and other payables			57
Taxation payable			8
Provision			1
Dividends payable			6

Minority interest			23
Goodwill			(18)
Purchase price (including capitalised costs)			(42)
Cash and cash equivalents			42
Cash consideration			–

Telkom Group interim results – September 2005

Notes to the condensed consolidated interim financial statements (continued)

for the six months ended September 30, 2005

18. PURCHASE OF SUBSIDIARIES AND BUSINESS COMBINATIONS (continued)

The purchase price of R84 million (Group share: R42 million), excluding capitalised costs was paid on August 23, 2005. Capitalised costs were paid throughout the period.

Revenue amounting to R23 million (Group share: R12 million) and net profit of R4 million (Group share: R2 million) is included in the current period results. Consolidated revenue would have amounted to R23,457 million and consolidated net profit to R4,293 million if the entity was consolidated for the whole period ended September 30, 2005.

Business combination

The Vodacom Group has a 51% equity interest in Vodacom Congo (RDC) s.p.r.l. (“Vodacom Congo”), which commenced business on December 11, 2001. This investment is governed by a shareholders’ agreement, which previously provided the minority shareholder with certain protective and participative rights and therefore, in terms of IAS31: Interests in Joint Ventures, Vodacom Congo was considered to be a joint venture resulting in it being proportionately consolidated in the financial statements for the year ended March 31, 2004.

The Vodacom Group, in terms of the previous shareholders’ agreement was, however, ultimately responsible for the funding of the operations of Vodacom Congo. The shareholders’ agreement also gave Vodacom the right to appoint management and the majority of the Board of the company. Vodacom also had a management agreement to manage the company on a day-to-day basis.

During the March 2005 financial year a new shareholders’ agreement was negotiated which removed these participative rights, resulting in Vodacom Congo now being controlled and considered to be a 51% owned subsidiary of Vodacom from April 1, 2004. Vodacom’s interest in the company is consolidated from this date in accordance with IAS27: Consolidated and Separate Financial Statements.

The 49% portion of the assets, liabilities and losses attributable to the joint venture partner as at March 31, 2004 that had not been consolidated at that date, were as follows:

As at
March 31,
2004
Rm
Net loss for the year after taxation	(7)
Total liabilities	(567)
Total assets	491

These assets and liabilities were consolidated on April 1, 2004 to account for Vodacom Congo (RDC) s.p.r.l. as subsidiary.

No portion was allocated to the minorities as a result of the negative net equity position of the Company.

The negative net equity was recorded directly in reserves on April 1, 2004.

Telkom Group interim results – September 2005

Notes to the condensed consolidated interim financial statements (continued)

for the six months ended September 30, 2005

19.	SIGNIFICANT CONTRACT

On August 1, 2005, Telkom and Computer Sciences Corporation (“CSC”) entered into a five-year network outsourcing contract with Old Mutual and Nedbank with an estimated total value of R1.8 billion. Under the terms of the agreement, Telkom and CSC will manage and operate networking services for Old Mutual and Nedbank throughout South Africa. Specific responsibilities include the creation of a single, shared data and voice network infrastructure, and the provision of data and voice services, network security and help desk support. These services will support employees located at Old Mutual and Nedbank operational centres in Cape Town, Durban and Johannesburg, and branches throughout South Africa.

CSC will serve as the single point of contact for all communication and services and will together with Telkom, leverage appropriate resources and expertise to provide required services. CSC will also provide local area network management and support services at Old Mutual and Nedbank principal operational centers, and deliver help desk services from its facility in Cape Town. Telkom will be responsible for the management and support of wide area network and voice services, implementation of a centralised telephone management solution and local area network support for branch locations.

The contract has not had a significant impact on results for the two months ended September 30, 2005.

20.	SUBSEQUENT EVENTS

The directors are not aware of any matter or circumstance since the financial period ended September 30, 2005 and the date of this report, not otherwise dealt with in the financial statements, which significantly affects the financial position of the Group and the results of its operations.

Telkom Group interim results – September 2005

14.	SUPPLEMENTARY INFORMATION

We believe that EBITDA provides meaningful additional information to investors since it is widely accepted by analysts and investors as a basis for comparing a company’s underlying operating profitability with that of other companies as it is not influenced by past capital expenditures or business acquisitions, a company’s capital structure or the relevant tax regime. This is particularly the case in a capital intensive industry such as communications. It is also a widely accepted indicator of a company’s ability to service its long-term debt and other fixed obligations and to fund its continued growth. EBITDA and Headline Earnings per share are not US GAAP or IFRS measures. You should not construe EBITDA as an alternative to operating profit or cash flows from operating activities determined in accordance with US GAAP or IFRS or as a measure of liquidity. EBITDA is not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

In terms of the U.S. Securities Exchange Commission Rules relating to “Conditions for use of Non-GAAP Financial Measures”, EBITDA has been reconciled to profit for the period.

	Year ended	Six months ended September 30
	March 31
In ZAR millions	2005	2004	2005
EBITDA
Earnings before interest, taxation, depreciation and amortisation (EBITDA) can be reconciled as follows:
EBITDA	17,510	8,668	10,438
Depreciation, amortisation, impairment and write-offs	(6,288)	(3,194)	(2,921)
Investment income	350	134	217
Finance charges	(1,695)	(935)	(745)
Taxation	(3,070)	(1,639)	(2,708)
Minority interests	(83)	(57)	(71)
Profit for the period	6,724	2,977	4,210

US Dollar convenience translation

	Year ended
	March 31	Six months ended September 30
	2005	2004	2005	%
Revenue	6,932	3,293	3,694	12.2
Operating profits	1,804	845	1,184	40.1
Profit for the period attributable to equity holders of Telkom SA Ltd	1,081	459	663	44.4
EBITDA	2,815	1,338	1,644	22.9
Basic EPS (cents)	199.6	83.6	124.8	49.3
Net debt	1,116	1,908	1,722	(9.7)
Total assets	9,260	8,125	8,407	3.5
Cash flow from operating activities	2,526	863	138	(84.0)
Cash flow used in investing activities	(1,014)	(351)	(485)	38.2
Cash flow used in financing activities	(1,591)	(615)	135	(122.0)
Exchange rate
Period end[1]
US$1 = ZAR	6.22	6.48	6.35	(2.0)
1 Noon buying rate

Telkom Group interim results – September 2005

Definitions

Operating free cash flow

Operating free cash flow is defined as cash flow from operating activities, after interest and taxation, before dividends, less cash flow from investing activities.

Total interest-bearing debt

Total interest-bearing debt is defined as short and long-term interest bearing debt, including credit facilities and finance leases.

Net debt

Net debt is defined as total interest bearing debt, net of bank and cash and financial assets and liabilities.

15.	SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements contained herein, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of the Telkom Group, that are not statements of historical fact constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements, including, without limitation, increased competition in the South African fixed-line and mobile communications markets; developments in the regulatory environment and further liberalisation of the telecommunications market; continued reductions in Vodacom’s and Telkom’s net interconnect margins; Vodacom’s and Telkom’s ability to expand and make investments in other African countries and the general economic, political, social and legal conditions in South Africa and in other African countries; Telkom’s ability to attract and retain key personnel; Telkom’s inability to appoint a majority of Vodacom’s directors and the consensus approval rights at Vodacom that may limit Telkom’s ability to implement its preferred strategies; Vodacom’s continued payment of dividends or distributions to Telkom; Telkom’s ability to improve and maintain its management information and other systems and internal control over financial reporting; Telkom’s negative working capital; changes and delays in the implementation of new technologies; Telkom’s ability to reduce theft, vandalism, network and payphone fraud and lost revenue to non-licenced operators; health risks related to mobile handsets, base stations and associated equipment; Telkom’s control by the Government of the Republic of South Africa; the outcome of regulatory, legal and arbitration proceedings, including tariff approvals and the outcome of Telkom’s hearing before the Competition Commission related to the VANs litigation, its proceedings with Telcordia Technologies Incorporated and others; Telkom’s ability to negotiate favorable terms, rates and conditions for interconnection services; Telkom’s ability to implement and recover the substantial capital and operational costs associated with carrier pre-selection, number portability and monitoring and interception; Telkom’s ability to comply with the South African Public Finance Management Act and Public Audit Act and the impact of the Municipal Property Rates Act; fluctuations in the value of the Rand; the impact of unemployment, poverty, crime and HIV infection, labor laws and exchange control restrictions in South Africa; those risks identified under the caption “Risk Factors” contained in Item 3. of Telkom’s most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission (“SEC”) and its other filings and submissions with the SEC available on Telkom’s website at www.telkom.co.za/ir; and other matters not yet known to us or not currently considered material by us. You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements, attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date hereof either to conform them to actual results or to changes in our expectations.

Telkom Group interim results – September 2005